Annex I

Information Statement

Boulder Brands, Inc.

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is being mailed on December 9, 2015 to holders of record of Common Stock, par value $0.0001 per share, of Boulder Brands, Inc. (“Boulder Brands” or the “Company”), a Delaware corporation, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Boulder Brands with respect to the cash tender offer (the “Offer”) by Slope Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned direct subsidiary of Pinnacle Foods Inc. (“Pinnacle”), a Delaware corporation, to purchase all issued and outstanding shares of Boulder Brands’ common stock (the “Shares” or the “Common Stock”). Unless the context indicates otherwise, in this Information Statement, we use the terms the “Company,” “us,” “we,” and “our” to refer to Boulder Brands. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of stockholders to a majority of the seats on Boulder Brands’ board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of November 24, 2015, by and among Boulder Brands, Purchaser and Pinnacle (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced on December 9, 2015 a tender offer to purchase all outstanding shares of Common Stock of Boulder Brands at a price per share of $11.00, subject to any required withholding of taxes, net to the seller in cash without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement, the “Offer Price”). The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Boulder Brands in accordance with Section 251(h) the General Corporation Law of the State of Delaware or the DGCL (the “Merger”), with Boulder Brands surviving as an direct wholly owned subsidiary of Pinnacle, pursuant to which all then outstanding shares of Common Stock (other than shares of Common Stock held in treasury, owned by Boulder Brands or any of its wholly owned subsidiaries or by Pinnacle or any of its subsidiaries, or shares of Common Stock held by stockholders who have validly exercised their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price, subject to any required withholding of taxes, net to the seller in cash without interest.

The detailed terms and conditions of the Offer are set forth in the Offer to Purchase, dated December 9, 2015 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the tender offer statement on Schedule TO filed by Pinnacle on December 9, 2015 (the “Schedule TO”), and the related Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO. The Offer is initially scheduled to expire at 12:00 midnight, New York City Time, on, January 7, 2016, unless Purchaser extends the Offer (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that, effective after initial acceptance for payment by Purchaser of the shares of Common Stock tendered pursuant to the Offer representing at least a majority of then outstanding shares of Common Stock (other than shares of Common Stock held in treasury, owned by Boulder Brands or any of its wholly owned subsidiaries or by Pinnacle or any of its subsidiaries, or shares of Common Stock held by stockholders who have validly exercised their appraisal rights pursuant to Section 262 of the DGCL) (such time hereinafter referred to as the “Acceptance Time”), subject to compliance with applicable laws and applicable rules of the NASDAQ Global Select Market, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of (i) the total number of directors on the Board (after giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Pinnacle, Purchaser and each of their subsidiaries bears to the total number of shares of Common Stock then outstanding. Boulder Brands and the Board shall, upon Purchaser’s request at any time following the Acceptance Time, take all such actions necessary to implement the foregoing.

Notwithstanding the foregoing, the Merger Agreement provides that at all times prior to the completion of the Merger, Boulder Brands shall cause the Board to maintain at least three (3) independent directors who were members of the Board on or prior to November 24, 2015 who are not officers, directors or employees of Pinnacle, Purchaser, or any of their subsidiaries (the “Continuing Directors”). After the Acceptance Time and until completion of the Merger, the affirmative vote of a majority of the Continuing Directors shall be required (i) for Boulder Brands to amend or terminate the Merger Agreement, (ii) to exercise or waive any of Boulder Brands’ rights under the Merger Agreement, (iii) to amend Boulder Brands’ certificate of incorporation, or (iv) to take any other action of the Board under or in connection with the Merger Agreement.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement. The information contained in this Information Statement (including information incorporated by reference herein) concerning Purchaser and concerning Pinnacle’s designees has been furnished to Boulder Brands by Pinnacle and Purchaser, and Boulder Brands assumes no responsibility for the accuracy or completeness of such information.

PURCHASER’S DESIGNEES TO THE BOARD

As of the date of this Information Statement, Purchaser has not determined who will be its designees to the Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of Boulder Brands if so designated. None of the Potential Designees currently is a director of, or holds any position with, Boulder Brands. Pinnacle and Purchaser have informed Boulder Brands that, to their knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of Boulder Brands, has a familial relationship with any director or executive officer of Boulder Brands or has been involved in any transactions with Boulder Brands or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the U.S. Securities and Exchange Commission.

Pinnacle and Purchaser have informed Boulder Brands that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than January 8, 2016. At such time, Purchaser will become entitled to designate at least a majority of the members of the Board. It is currently not known which, if any, of the current directors of Boulder Brands would resign.

Name	Age	Present Principal Occupation or Employment and Five Year Employment History
Robert J. Gamgort	53	*
Craig Steeneck	58	*
M. Kelley Maggs	63	*
Mary Beth DeNooyer	45	*

*	See biographies immediately below table.

Robert J. Gamgort currently is the Chief Executive Officer and a Director of Pinnacle, positions he has held since July 2009. From September 2002 to April 2009, Mr. Gamgort served as North American President for Mars Incorporated.

Craig Steeneck currently is the Executive Vice President and Chief Financial Officer of Pinnacle, positions he has held since July 2007.

M. Kelley Maggs currently is the Executive Vice President and General Counsel of Pinnacle, positions he has held since March 2013. Previously, Mr. Maggs had served as Senior Vice President, General Counsel and Secretary of Pinnacle, positions he had held since Pinnacle’s inception in 2001.

Mary Beth DeNooyer currently is the Executive Vice President and Chief Human Resources Officer of Pinnacle, positions she has held since May 2013. From April 2011 through June 2012, Ms. DeNooyer served as Senior Vice President and Chief Human Resources Officer for the division of Sara Lee which was spun-off as Hillshire Brands. From March 2010 to June 2012, Ms. DeNooyer served as Senior Vice President, Compensation and Benefits at Sara Lee. Ms. DeNooyer held Human Resources leadership positions at The Pepsi Bottling Group from 1998 to 2010.

INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized share capital of Boulder Brands consists of 250,000,000 shares of Common Stock, par value $0.0001. There is no class of preferred stock currently authorized. As of December 7, 2015, a total of 63,116,425 shares of Common Stock were issued and outstanding. The shares of Common Stock constitute the only class of Boulder Brands’ securities that is entitled to vote at a meeting of Boulder Brands’ stockholders. As of the date of this Information Statement, Pinnacle and Purchaser, do not own of record any shares of Common Stock of Boulder Brands.

CURRENT BOARD OF DIRECTORS

The following table sets forth certain information with respect to the directors and executive officers of Boulder Brands as of December 7, 2015:

James B. Leighton Age 59

James B. Leighton has been a member of our Board of Directors since August 2007, our interim Chief Executive Officer since June 10, 2015 and our Chief Operating Officer since October 2013. Mr. Leighton is additionally a member of our Finance Committee. From 2009 to 2013, Mr. Leighton held numerous general management positions, including President of Perdue Foods, a large privately-held food and protein company. From 2006 to 2009, Mr. Leighton served as the President of Operations and Supply Chain and President of Perdue Foods. From 2002 to 2006, Mr. Leighton served as the senior vice president of operations of ConAgra Foods, Inc., one of the largest food companies in the United States. He has also held senior level management and executive positions with Celestial Seasonings, The Hain-Celestial Group, and Nabisco. He was founder and CEO of National Health Management Inc.

Mr. Leighton holds a BA in business administration and industrial relations from the University of Iowa and an MBA from Keller Graduate School of Management, where he also taught graduate students Leadership and Organizational Behavior. Mr. Leighton served on the non-profit Foundation and Corporation Boards for Atlantic General Hospital and is the creator and author of Getting FIT—Unleashing the Power of Fully Integrated Teams.

Mr. Leighton’s entrepreneurial, operations, general management and manufacturing experience within foodservice, retail, and international channels provides him with a broad perspective on Boulder Brands’ operations and allows him to be a key contributor to the Board’s oversight of Boulder Brands’ business. In addition, Mr. Leighton’s extensive experience with commodity supply businesses serves as an important resource to the Board, and Mr. Leighton has greatly assisted Boulder Brands in developing its strategic plan.

R. Dean Hollis Age 55

R. Dean Hollis, who became the Chairman of our Board of Directors on March 18, 2015, has been a member of our Board of Directors since July 2011 and served as our Independent Lead Director from October 2013 until his appointment as the Chairman of the Board. Mr. Hollis is also a member of our Audit Committee and our Governance and Nominating Committee. Mr. Hollis has more than 35 years of business experience across food, retail, and consumer product companies. Currently, he is a Senior Advisor for Oaktree Capital Management, an $85 billion investment firm. In addition, he oversees several privately held investments and serves on several boards, including Advance Pierre Foods, Diamond Foods, Inc., and Landec Corporation. Mr. Hollis currently serves as Chair of the Advance Pierre Foods board and Chair of Landec Corporation’s Compensation Committee. Until 2008, Mr. Hollis was with ConAgra Foods, Inc. where for 21 years he held many executive-level positions, including President and Chief Operating Officer, consumer foods and international. In that role, Mr. Hollis developed and executed a worldwide business transformation strategy while overseeing the largest part of the ConAgra Foods, Inc. portfolio, including its $12 billion consumer and customer branded businesses across all channels. Prior to joining ConAgra Foods, Inc., Mr. Hollis was with the TreeSweet Companies, holding management positions in both sales and marketing. He began his career in the consumer products division of Georgia-Pacific, where he spent four years advancing through a variety of sales management positions. Mr. Hollis holds a BS in Psychology from Stetson University, where he is on the Board of Directors and received the Distinguished Alumni Award in 2005.

As indicated above, Mr. Hollis has held key management positions at companies in the packaged food and consumer products industries and also has considerable board experience. Drawing on these experiences in combination with his financial literacy, Mr. Hollis is an important contributor to the development of Boulder Brands’ business and growth strategy and to the oversight of its corporate governance, as well as its accounting and financial reporting processes and requirements. Mr. Hollis has greatly assisted Boulder Brands in developing its strategic plan.

Benjamin D. Chereskin Age 57

Benjamin D. Chereskin has been a member of our Board of Directors since October 2013. Mr. Chereskin chairs the Compensation Committee and serves as a member of our Finance Committee and our Governance and Nominating Committee. In 2009, Mr. Chereskin founded Profile Capital Management LLC, an investment management firm.

From 1993-2009, Mr. Chereskin was a Managing Director at Madison Dearborn Partners, a private equity investment firm, where he led the firm’s consumer investment practice. Prior to co-founding Madison Dearborn Partners, Mr. Chereskin held various positions with its predecessor, First Chicago Venture Capital from 1984 through 1993. While at Madison Dearborn, Mr. Chereskin led many notable transactions and served on the board of numerous portfolio companies, including: Cornerstone Brands (acquired by Home Shopping Network); Carrols Corporation; Tuesday Morning Corporation (TUES-Nasdaq); Cinemark, Inc. (CNK-NYSE); Bolthouse Farms (acquired by Campbell’s Soup Company); L.A. Fitness (private), and CDW Corporation (CDW-Nasdaq). Mr. Chereskin currently serves on the Board of Directors of CDW Corporation (Audit Committee) and Cinemark, Inc. (Strategic Planning Committee). Additionally, Mr. Chereskin serves as Chairman of KIPP: Chicago. Mr. Chereskin earned an MBA from Harvard Graduate School of Business Administration and an A.B. from Harvard College.

Mr. Chereskin is an investment professional with 30 years of private equity investment experience and also has considerable board experience.

Gerald J “Bud” Laber Age 72

Gerald J. “Bud” Laber has been a member of our Board of Directors since June 2005. Mr. Laber chairs the Audit Committee and is a member of our Compensation Committee and Governance and Nominating Committee. Mr. Laber has been a private investor since 2000, when he retired after 33 years of service with Arthur Andersen. Mr. Laber was an audit partner with Arthur Andersen from 1980 to 2000, and, with the exception of a leave for military service from 1966 through 1968, was employed by Arthur Andersen from 1965 until retiring in 2000. Mr. Laber is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants. Currently, Mr. Laber is: (i) on the Board of Directors and Chair of the Audit Committee of Scott’s Liquid Gold since February 2004; (ii) on the Board of Directors, Chair of the Audit Committee and member of the Compensation Committee for Allied Motion Technologies, Inc. since November 2010; and (iii) on the Board of Directors and chair of the Audit Committee of two companies that are no longer public reporting companies. He served as President of The Catholic Foundation of Northern Colorado from January 2008 until November 2012. Formerly, Mr. Laber (i) served on the Board of Directors and as Chair of the Audit Committee of Spectralink Corporation from April 2004 to March 2007, and (ii) served on the Board of Directors and Audit Committee of Applied Films Corporation from July 2004 to July 2007 (Audit Chair from October 2005 to July 2007). Each of these companies is, or was, publicly traded. Mr. Laber holds a BSBA in Accounting from the University of South Dakota and is a member of the Board of Trustees of the University of South Dakota Foundation.

As a result of these professional and other experiences, Mr. Laber is able to provide key assistance to the Board and its Audit Committee in overseeing Boulder Brands accounting and financial reporting responsibilities.

James E. Lewis Age 66

James E. Lewis has been a Director of Boulder Brands since our inception in May 2005 and served as our Vice Chairman until May 14, 2007. He is Chairman of the Finance Committee and a member of the Audit and Compensation Committees. Mr. Lewis has more than 40 years of financial and business experience in the mining, commodity trading, financial services, and food industries. For the last 20 years, he has been an entrepreneur in these industries and has been actively involved in starting, buying, building, operating, managing, financing (including IPOs), selling, merging, restructuring, consolidating and liquidating companies. Before that, Mr. Lewis held various executive financial positions in the coal and uranium mining industry and was in public accounting with Arthur Andersen. Mr. Lewis is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants. He holds a BBA in Accounting from Texas Tech University.

Mr. Lewis’ extensive entrepreneurial experience in various industries provides a unique perspective and contribution to our Board of Directors. In addition, Mr. Lewis has a strong background in both accounting and the food industry, as well as significant experience in finance, capital markets, and mergers and acquisitions, which provide Mr. Lewis with a unique ability to contribute to our Board of Directors.

Thomas K. McInerney Age 69

Thomas K. McInerney has been a member of our Board of Directors since July 2011. Mr. McInerney chairs our Governance and Nominating Committee and is a member of our Finance and Compensation Committees. Mr. McInerney has more than 25 years of business experience in the beverage industry, across management, sales, marketing, and finance. Since 1996, Mr. McInerney has been a managing partner of Lindsey & Company, an executive search firm. Previously, he was vice president and general manager of the largest division of Tropicana Dole North America. Mr. McInerney was also the executive vice president of marketing for the House of Seagram, the U.S. spirits affiliate of Joseph E. Seagram and Sons, Inc. Mr. McInerney was employed by the Seagram Corporation for 20 years. He began his career with National Distillers and Chemical Corporation where he held a number of sales, market research, and product management assignments. Mr. McInerney is a former board member of 6 Figure Jobs.com, the National Advertising Review Board, the Traffic Audit Bureau, and the Association of National Advertisers. He holds a BA in political science from Villanova and served as a Marine officer in Vietnam.

Mr. McInerney’s significant experience in all aspects of the consumer goods industry makes him an indispensable resource to the Board and management. In addition, Mr. McInerney’s experience as an executive search consultant provides Boulder Brands with expertise in the identification, assessment, and selection of executive talent, as well as expertise with compensation-related issues.

EXECUTIVE OFFICERS OF BOULDER BRANDS

Information regarding our executive officers, as of December 7, 2015 is provided below:

Name	Age	Title
James B. Leighton	50	Interim Chief Executive Officer and Chief Operating Officer
Christine Sacco	39	Chief Financial Officer
Timothy Kraft	36	Chief Legal Officer and Corporate Secretary
Phil Anson	37	Chief Commercial Officer

For information with respect to Mr. Leighton, please see the information about the members of our Board of Directors under “Current Board of Directors.”

Christine Sacco was appointed as Boulder Brands’ Chief Financial Officer effective as of January 1, 2012. Prior to this appointment, Ms. Sacco was Boulder Brands’ Vice President and Operations Controller since January, 2008. Ms. Sacco also served as the Principal Accounting Officer from January 1, 2011 until March 30, 2012. Prior to joining Boulder Brands’, Ms. Sacco served as Vice President, Treasurer, and Director of Financial Reporting of Alpharma Inc., where she worked from October 2002 until January 2008. Ms. Sacco began her career at Ernst & Young LLP. She is a Certified Public Accountant and holds a BS in Accounting from St. Thomas Aquinas College.

Timothy Kraft has been Boulder Brands’ Chief Legal Officer and Corporate Secretary since December 2014. Mr. Kraft previously served as Senior Vice President, Associate General Counsel from 2012-2014, and Vice President of Legal from 2009-2012. Before joining Boulder Brands, Mr. Kraft was with the law firm of Davis & Kuelthau where he focused on general corporate and transactional law. Mr. Kraft has handled legal matters for Boulder Brands since 2006 when he was an integral member of the external legal team that assisted Boulder Specialty Brands, Inc. in its acquisition of the Smart Balance business in May of 2007. Mr. Kraft also has prior work experience with Nike, Inc., Coca-Cola Enterprises and Philip Morris USA. He is a graduate of Truman State University (BA in Business Administration) and Marquette University Law School (JD).

Phil Anson is the founder of EVOL Foods and joined Boulder Brands when it acquired EVOL Foods in 2013. After running Boulder Brands’ Frozen Foods segment and expanding both distribution and product offerings under the EVOL and Udi’s Brands, Phil was appointed the role of Chief Innovation Officer, where he has spent the last six months building a world class innovation team and center while optimizing processes. He has 15 years of experience as a Natural Foods Entrepreneur in food manufacturing, marketing, sales, distribution, finance and strategic planning. Phil is a long-time culinary enthusiast and creative innovator who successfully grew one of the most compelling challenger brands found in the market today.

CORPORATE GOVERNANCE

Director Independence

The rules of the NASDAQ Global Select Market (Nasdaq), on which our stock is traded, require that the Board be comprised of a majority of “independent directors.” Currently 5 of 6 (approximately 83%) of our directors are independent. In determining the independence of our directors, the Board considered the criteria specified by Nasdaq regarding independence generally, and for the members of the Compensation Committee, took into account the additional standards applicable to directors serving on that committee. In addition, the members of the audit committee satisfy the additional independent standards specified by Nasdaq and the SEC for members of the audit committee.

Based upon the information submitted by each of its directors, and following the recommendation of the Governance and Nominating Committee, the Board has determined that the following directors are independent: Benjamin D. Chereskin, R. Dean Hollis, Gerald J. “Bud” Laber, James E. Lewis and Thomas K. McInerney.

Meeting of Independent Directors

The independent directors meet in executive session, without members of management present, from time to time, including as part of each quarterly Board meeting. Before the separation of the roles of Chairman and Chief Executive Officer that occurred in 2015 and as more fully described below, our Independent Lead Director acted as chairman of these meetings. Since the change in the Board’s structure the Chairman presides over the meetings.

Board Leadership Structure

On March 18, 2015, our Board approved the separation of the roles of Chairman and Chief Executive Officer. Mr. R. Dean Hollis, who has been serving as our Independent Lead Director, was appointed as the non-executive Chairman. The Board’s decision to separate the Chairman and Chief Executive Officer roles was made as part of the Board’s ongoing evaluation of Boulder Brands’ governance policies and practices and after considering the views expressed by various stockholders of Boulder Brands in connection with our continuing stockholder outreach efforts.

In light of this change to the Board’s leadership structure, the Board also updated its corporate governance guidelines and calls for the Board to annually elect a Chairman from among its independent directors. The Chairman serves as liaison between the Chief Executive Officer (or, currently our Interim Chief Executive Officer, Mr. Leighton), on the one hand, and the independent directors, on the other hand, and has the following duties and responsibilities:

•	Calling meetings of the Board and executive sessions of the independent directors;

•	Presiding at all meetings of the Board and all executive sessions of the independent directors;

•	Setting the agenda and schedule for each meeting of the Board;

•	Determining the information to be sent to the Board and instructing members of management to provide such information;

•	Being available for consultation and direct communication with major stockholders; and

•	Providing advice and counsel to the Chief Executive Officer and other senior members of management in connection with strategic planning and other matters of strategic importance to Boulder Brands.

Boulder Brands’ corporate governance guidelines provide that the Board will determine whether the offices of Chief Executive Officer and Chairman of the Board should be combined or separate, based on an analysis of then-existing facts and what is in the best interests of Boulder Brands at any particular time. If the offices of the Chief Executive Officer and Chairman are again combined in the future, the Board will elect a lead director from among its independent directors on an annual basis. In 2014 through the time the Board separated the roles in March 2015, Mr. Hollis served as our Independent Lead Director.

The Board also has four standing committees—an Audit Committee, a Compensation Committee, a Governance and Nominating Committee, and a Finance Committee. The Audit Committee, Compensation Committee, and Governance and Nominating Committee each has an independent director serving as its respective chairman and each is comprised solely of independent directors. The Finance Committee has an independent director serving as its chairman and a majority of its members are independent directors.

Board’s Role in Risk Oversight

Risk is an integral part of Board and committee deliberations throughout the year. The full Board has responsibility for the general risk oversight of Boulder Brands. As part of the Board’s oversight role, the Board has delegated responsibility for the oversight of specific risks to Board committees as follows:

•	The Audit and Finance Committees work together to identify and review all material risks of Boulder Brands, and oversee the development by management of a plan to manage these risks. Both committees discuss with management and review Boulder Brands’ policies with respect to risk assessment, risk management, Boulder Brands’ significant financial risk exposures and the actions management has taken to limit, monitor, control or mitigate such exposures. The Finance Committee focuses primarily on Boulder Brands’ non-financial and operational risks, while the Audit Committee focuses primarily on Boulder Brands’ financial risks.

•	The Compensation Committee reviews Boulder Brands’ compensation policies and practices for its employees as they relate to risk management practices and risk-taking incentives. Along with the Audit and Finance Committees, the Compensation Committee also ensures that annual and long-term performance goals, their associated payouts, our equity compensation programs and other compensation practices do not engender excessive risk-taking by the executive officers.

In addition, the role of our Board in our Company’s risk oversight process includes receiving regular reports from management on areas of material risk to our Company, including operational, financial, legal and regulatory, and strategic and reputational risks.

Compensation Risk

The Compensation Committee annually conducts a review as to whether any portion of the compensation program encourages executives to take unnecessary and excessive risks. Following this year’s review, the Compensation Committee concluded that the various elements of the compensation programs used by Boulder Brands were not reasonably likely to encourage executives to take unnecessary or excessive risks that could result in material harm to Boulder Brands.

Corporate Governance Guidelines

The Board has adopted corporate governance guidelines that contribute to the overall operating framework of the Board and Boulder Brands. These guidelines cover topics including goals of the Board, director responsibilities, role of the Chairman of the Board and role of the lead director (when applicable), Board composition and structure, a director resignation policy, Board meetings, Board committees, performance evaluations, succession planning and director compensation. A copy of the corporate governance guidelines, which were recently updated in connection with the appointment of an independent non-executive Chairman of the Board, is available on our website at www.boulderbrands.com.

No Hedging Policy

Boulder Brands’ Insider Trading Policy prohibits all directors, officers and employees of Boulder Brands from effecting hedging or similar monetization transactions with respect to the shares of Boulder Brands.

Stock Ownership Guidelines

To further align the interests of our directors and executive officers and our stockholders, the Board has adopted stock ownership guidelines under which each of our executive officers and directors are required to maintain, within four years of becoming subject to the policy, vested equity holdings with a value at least equal to, in the case of our chief executive officer, six times his annual base salary and, in the case of our other executive officers, three times the executive’s annual base salary and each of our non-management directors will be required to maintain vested equity holdings with a value at least equal to three times the director’s annual cash retainer fee. Each of our named executive officers and directors who were serving in such position at the time the policy was adopted in March 2012 are currently on track to be in compliance as of December 31, 2015 and each of our named executive officers and directors who became subsequently subject to the policy are currently on track to be in compliance within the prescribed period. A copy of the stock ownership guidelines is available on our website at www.boulderbrands.com.

Communications between Stockholders and the Board

Stockholders may send communications to Boulder Brands’ directors (or any subset of the directors), as a group or individually, by writing to the group or any particular individual: c/o the Corporate Secretary, 1600 Pearl Street, Suite 300, Boulder, Colorado 80302. The Corporate Secretary will forward communications relating to matters within the Board’s purview to the directors, communications relating to matters within a Board committee’s area of responsibility to the Chair of the appropriate committee, and communications relating to ordinary business matters, such as consumer complaints, to the appropriate Company executive. The Corporate Secretary will not forward solicitations, junk mail and obviously frivolous or inappropriate communications, but makes them available to any non-management director who requests them.

Committees of the Board of Directors

Our Board currently has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee, and a Finance Committee. The composition, duties and responsibilities of these committees are set forth below. Committee membership is reviewed annually.

Audit Committee. The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”), is composed of Messrs. Hollis, Laber and Lewis, and is chaired by Mr. Laber. The directors we have appointed to our Audit Committee are each independent members of our Board of Directors as defined by Nasdaq’s independence requirements for audit committee members. Each member of our Audit Committee is financially literate, and our Board of Directors has determined that Mr. Laber, Mr. Hollis and Mr. Lewis each qualifies as an “audit committee financial expert,” as such term is defined by SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. The Audit Committee met nine times during 2014.

The principal responsibilities of and functions to be performed by the Audit Committee are established in the Audit Committee charter, including assisting the Board with its oversight responsibilities regarding:

•	the accounting and financial reporting processes of Boulder Brands;

•	the integrity of Boulder Brands’ financial statements;

•	Boulder Brands’ compliance with legal and regulatory requirements;

•	appointing Boulder Brands’ independent registered public accounting firm;

•	the registered independent auditor’s qualifications and independence;

•	the performance of Boulder Brands’ internal audit function;

•	the performance of Boulder Brands’ independent auditor;

•	reviewing any related party transactions and apparent or potential conflicts of interest; and

•	the audits of Boulder Brands’ financial statements.

The Audit Committee charter, a copy of which is available on our website at www.boulderbrands.com, was adopted by the Board of Directors and is reviewed annually by the Audit Committee.

Compensation Committee. The Compensation Committee is composed of Messrs. Chereskin, Laber, Lewis and McInerney, and is chaired by Mr. Chereskin. All of the members of our Compensation Committee are independent as defined by Nasdaq’s independence requirements for Compensation Committee members. The Compensation Committee held 17 meetings in 2014. The duties and responsibilities of the Compensation Committee include, among other items:

•	designing in consultation with management or the Board, and recommending to the Board for approval, and evaluating, the compensation plans, policies and programs of Boulder Brands, especially those regarding executive compensation and compensation of the Board;

•	determining the compensation of the Chief Executive Officer and all other officers (as such term is defined in Rule 16a-1 promulgated under the Exchange Act) of Boulder Brands;

•	reviewing the executive compensation disclosure that is prepared by Boulder Brands for inclusion in Boulder Brands’ proxy materials and preparing a related Compensation Committee Report in accordance with applicable rules and regulations of the SEC;

•	adopting and implementing compensation programs that are designed to attract, motivate and retain high quality employees, encourage superior performance, promote accountability and assure that employee interests are aligned reasonably with the interests of Boulder Brands’ stockholders; and

•	developing and implementing programs that are consistent with, and foster goals that will provide incentives to our executives that promote the achievement of Boulder Brands’ growth strategy, while at the same time, balancing risk.

A copy of the Compensation Committee charter, which contains further details as to the Compensation Committee’s duties and authorities, is available on our website at www.boulderbrands.com .

Finance Committee. The Finance Committee is composed of Messrs. Chereskin, Leighton, Lewis and McInerney, and is chaired by Mr. Lewis. The purpose of the Finance Committee is to assist the Board in satisfying its duties relating to the financing strategy, financial policies and financial condition of Boulder Brands. The Finance Committee’s responsibilities include, among other things, reviewing and making recommendations to the Board concerning items such as Boulder Brands’ capital structure, credit rating, cash flow and financial position, operating plans, capital budgets, risk assessment and analysis, commodities and hedging policies and insurance programs. The Finance Committee met five times in 2014.

A copy of the Finance Committee charter is available on our website at www.boulderbrands.com.

Governance and Nominating Committee. The Governance and Nominating Committee is composed of Messrs. Chereskin, Hollis, Laber and McInerney, and is chaired by Mr. McInerney. Each of the members of the committee are independent as defined by Nasdaq’s independence requirements. The Governance and Nominating Committee met six times in 2014. The purpose of the Governance and Nominating Committee is to assist the Board in:

•	the identification of qualified candidates to become Board members;

•	the recommendation of Board nominees for election as directors at the next annual or special meeting of stockholders at which directors are to be elected;

•	the recommendation of candidates to the Board to fill any interim vacancies on the Board; and

•	the development and recommendation to the Board of a set of corporate governance guidelines and principles applicable to Boulder Brands.

The Governance and Nominating Committee evaluates director nominees recommended by stockholders in the same manner in which it evaluates other director nominees. Boulder Brands has established, through its Governance and Nominating Committee, selection criteria that identify desirable skills and experience for prospective Board members, and which takes into account, among other factors, an evaluation of the optimal size of the Board, succession planning considerations and a review of key skill sets, experience and strengths represented by the members currently serving on the Board. With respect to each candidate, the Governance and Nominating Committee considers the potential candidate’s independence and how a candidate would complement the current members’ skills and strengths, as well as the candidate’s leadership and strategic thinking skills, willingness to make a time commitment, breadth of knowledge about matters affecting us and our industry, skills and experience in different disciplines important to us and our industry, sound business judgment and other criteria determined by the Governance and Nominating Committee from time to time. The Governance and Nominating Committee does not have a specific diversity policy, but in making its recommendations to the Board of Directors, the Governance and Nominating Committee considers, as a matter of practice, diversity as well as candidates’ age, experience, profession, skills, geographic representation and background, all to provide the Board and Boulder Brands with directors that have an appropriate mix of experience, knowledge, perspective and judgment. As part of this process, the Governance and Nominating Committee considers the skills, experience and strengths of the current members of the Board and how a particular nominee may complement and enhance the current Board’s composition.

In connection with the 2015 nominees, Boulder Brands did not pay a fee to any third party to identify or assist in identifying or evaluating potential nominees, but may retain a search firm in the future if the Governance and Nominating Committee determines that it is appropriate. The Governance and Nominating Committee considers individuals recommended by stockholders for nomination as a director in accordance with the procedures described below.

A copy of the Governance and Nominating Committee charter is available on our website at www.boulderbrands.com.

Code of Business Conduct and Ethics

Boulder Brands’ employees, officers and directors are required to abide by Boulder Brands’ Code of Business Conduct and Ethics (the “Code of Ethics”), which is intended to ensure that Boulder Brands’ business is conducted in a consistently legal and ethical manner. The Code of Ethics covers all areas of conduct, including, among other things, conflicts of interest, fair dealing and the protection of confidential information, as well as strict compliance with all laws, regulations and rules. Any waiver of the policies or procedures set forth in the Code of Ethics in the case of executive officers or directors may be made only by the board of directors or the audit committee and will be promptly disclosed as required by law or Nasdaq listing requirements. The full text of the Code of Ethics is available on our website at www.boulderbrands.com.

Number of Meetings of the Board of Directors and Committees for Fiscal Year ended December 31, 2014

The Board held 14 meetings during 2014. Directors are expected to attend Board meetings and meetings of committees for which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. The standing committees of the Board held an aggregate of 51 meetings during 2014. All directors are invited to all quarterly committee meetings, whether or not they serve on the committee, and generally, for informational and efficiency purposes, all in attendance for the committee meetings attend the specific meeting for each committee. Each director attended at least 75% of the aggregate number of meetings of the Board and the Board committees on which the director served during the period.

Attendance at the 2014 Annual Meetings of the Stockholders

The Company has no policy requiring directors and director nominees to attend the annual meeting of stockholders; however, all directors and director nominees are encouraged to attend and the annual Board meeting is scheduled on the same day and in the same location as the annual meeting of stockholders so that our directors are able to attend both. All but one of our directors attended the 2014 annual meeting of stockholders.

PRINCIPAL STOCKHOLDERS OF THE COMPANY

The following table sets forth information regarding the beneficial ownership of our common stock as of December 7, 2015 by:

•	each of Boulder Brands’ directors;

•	each of Boulder Brands’ NEOs as of the fiscal year ended December 31, 2014;

•	each person known by Boulder Brands to be the beneficial owner of more than 5% of any class of our voting stock; and

•	all of Boulder Brands’ executive officers and directors, as a group.

Unless otherwise indicated, we believe that all persons named in the following table have sole voting and investment power with respect to all shares of stock beneficially owned by them. As of December 7, 2015, Boulder Brands had 63,116,425 shares of Common Stock issued and outstanding.

Name and Address of Beneficial Owner	Beneficial Ownership of Common Stock	Percentage of Outstanding Common Stock
Stephen B. Hughes(1)(2)	3,339,915	5.0%
James B. Leighton(1)(3)	352,077	*
Norman Matar(1)(4)	688,282	1.1%
TJ McIntyre(1)(5)	211,126	*
Duane Primozich(1)(6)	173,814	*
Christine Sacco(1)(7)	354,100	*
Timothy Kraft (1)(8)	94,000	*
Philip Anson(1)(9)	75,000	*
Benjamin D. Chereskin(1)	82,500	*
R. Dean Hollis(1)	60,000	*
Gerald J. “Bud” Laber(1)(10)	245,098	*
James E. Lewis(1)(11)	1,097,433	1.8%
Thomas K. McInerney(1)	58,250	*
Adage Capital Partners, L.P. and affiliates(12)	6,018,093	9.5%
Mario Gabelli and affiliates(13)	5,900,005	9.4%
PRIMECAP Management Company(14)	6,134,000	9.7%
The Vanguard Group, Inc.(15)	3,676,469	5.8%
BlackRock, Inc.(16)	3,537,230	5.6%
Dimensional Fund Advisors LP(17)	3,325,906	5.3%
Morgan Stanley(18)	3,197,804	5.1%
All directors and executive officers as a group (13 individuals)	6,831,595	9.8%

*	Less than 1%.
(1)	The business address of each of the noted individuals is 1600 Pearl Street, Suite 300, Boulder, Colorado 80302. Except as noted below, in calculating the number of shares beneficially owned and the percentage ownership, shares underlying options held by that individual that are either currently exercisable or exercisable within 60 days from December 7, 2015 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.
(2)

Mr. Hughes’ employment with Boulder Brands ended on June 9, 2015. The amount and nature of Mr. Hughes’ holdings noted below is based on information as that date. Beneficial Ownership includes (i) 101,000 shares owned by Mr. Hughes’ spouse; (ii) 3,000 shares owned by Mr. Hughes’ son; and (iii) 239,265 shares owned in equal 79,755 share increments by the Caroline Elise Hughes Irrevocable Trust, the John Trevelyn Hughes Irrevocable Trust, and the Henry Thomas Hughes Irrevocable Trust, trusts established for the benefit of Mr. Hughes’ three children and as to which his spouse is the trustee. Beneficial Ownership excludes 150,128 shares sold in November 2005 by Mr. Hughes, at a price equal to that paid by him, to three irrevocable trusts established in favor of adult members of Mr. Hughes’ family, as to which Mr. Hughes disclaims beneficial ownership. The voting rights for shares held in the three trusts are exercisable by the trustee, Mr. Stephen Feldhaus. Beneficial ownership includes 1,825,000 shares of Common Stock issuable upon the exercise of options within 60 days of March 26, 2015. Beneficial ownership also excludes 425,000 stock options which Mr. Hughes transferred on November 16, 2012 to Sunset Oasis Limited Partnership (the “Sunset Limited Partnership”), a Delaware limited partnership of which Mr. Hughes was then the sole limited partner. 4,250 of these options were transferred as a capital contribution to Hughes Enterprises, LLC (the “Sunset General Partner”), a Delaware limited liability company which is the general partner of the Sunset Limited Partnership and then by the Sunset General Partner as a capital contribution to the Sunset Limited Partnership. Mr. Hughes was the sole member of the Sunset General Partner at that time. On November 19, 2012, Mr. Hughes transferred 100% of his interests in the Sunset Limited Partnership by assigning as gifts (x) all rights in the Sunset General Partner to a sibling and (y) all of his Sunset Limited Partnership interests to his three children and his three siblings in varying percentages. Of these 425,000 stock options that are excluded from Mr. Hughes beneficial ownership: (a) 50,000 stock options are exercisable; and (b) 375,000 stock options are exercisable, if at all, if the closing price for a share of common stock of Boulder Brands is at least $20.25 per share for 20 of 30 consecutive trading days. Of the shares beneficially owned, Mr. Hughes and his spouse have pledged 1,329,886 shares as security in connection with a loan and the three irrevocable trusts referenced above have pledged 239,265 shares as security in connection with three loans. These shares were pledged, and the underlying indebtedness incurred, to facilitate a significant personal investment made by Mr. Hughes in connection with Boulder Brands’ founding.
(3)	Beneficial ownership includes 272,500 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(4)	Mr. Matar no longer held a position as an executive officer as of December 16, 2014. The amount and nature of Mr. Matar’s holdings noted below is based on information as of that date. Beneficial ownership includes 600,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 16, 2014. Beneficial ownership excludes: 150,000 stock options which are exercisable, if at all, if the closing price for a share of common stock of Boulder Brands is at least $20.25 per share for 20 of 30 consecutive trading days.
(5)	Mr. McIntyre’s employment with Boulder Brands ended as of July 17, 2015. The amount and nature of Mr. McIntyre’s holdings noted below is based on information as of that date. Beneficial ownership includes: (i) 1,500 shares of Common Stock owned by Mr. McIntyre’s spouse; (ii) 300 shares of Common Stock held by each of Mr. McIntyre’s son and daughter; and (iii) 203,750 shares of Common Stock issuable upon the exercise of options within 60 days of July 17, 2015.
(6)	Mr. Primozich’s employment with Boulder Brands ended as of October 5, 2015. The amount and nature of Mr. Primozich’s holdings noted below is based on information as of that date. Beneficial ownership includes 173,814 shares of Common Stock issuable upon the exercise of options within 60 days of October 5, 2015.
(7)	Beneficial ownership includes 350,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(8)	Beneficial ownership includes 93,750 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(9)	Beneficial ownership includes 75,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(10)	Beneficial ownership includes: (i) 19,000 shares of Common Stock held by Mr. Laber’s spouse; (ii) 24,000 shares of Common Stock held in Mr. Laber’s IRA rollover account; (iii) 16,000 shares of Common Stock held in Mr. Laber’s 401(k); and (iv) 135,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(11)	Beneficial ownership includes: (i) 560,919 shares of Common Stock owned by Mr. Lewis’s spouse, (ii) 159,511 shares of Common Stock owned by the Estate of Lee Anne Lewis, of which Mr. Lewis is the personal representative and beneficiary, as to which Mr. Lewis disclaims beneficial ownership except to the extent of his pecuniary interests therein, and (iii) 135,000 shares of Common Stock issuable upon the exercise of options within 60 days of December 7, 2015.
(12)	Share information is as of December 31, 2014 and derived from a Schedule 13G/A filed on February 17, 2015 by Adage Capital Partners, L.P., Adage Capital Partners GP, LLC, Adage Capital Advisors, LLC, Robert Atchinson and Philip Gross. The business address of these reporting persons is 200 Claredon Street, 52nd Floor, Boston, Massachusetts 02116. Each reporting person included in the Schedule 13G/A reported that, as of December 31, 2014, it shared power to vote and dispose of 6,018,093 shares.

(13)	Share information is as of June 30, 2015 and derived from a Schedule 13D/A filed on July 2, 2015 by Gabelli Funds, LLC, GAMCO Asset Management, Inc., Gabelli Securities, Inc., Teton Advisors, Inc., GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli. The business address of these reporting persons is One Corporate Center, Rye, NY 10580. According to the Schedule 13D, as of July 2, 2015, (i) Gabelli Funds, LLC beneficially owned, and possessed sole power to vote and sole power to dispose, 2,531,868 shares, (ii) GAMCO Asset Management, Inc. beneficially owned 2,707,524 shares and possessed sole power to vote 2,493,751 and sole power to dispose 2,707,524 shares, (iii) Gabelli Securities, Inc. beneficially owned, and possessed sole power to vote and sole power to dispose, 90,000 shares, (iv) Teton Advisors, Inc. beneficially owned, and possessed sole power to vote and sole power to dispose, 563,973 shares, and (v) GAMCO Investors, Inc. beneficially owned, and possessed sole power to vote and sole power to dispose, 6,640 shares. According to the Schedule 13D, each of Mario Gabelli, GGCP, Inc. and GAMCO Investors, Inc. is deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons.
(14)	Share information is as of June 4, 2015 and is derived from a Schedule 13G/A filed on June 4, 2015 by PRIMECAP Management Company. The business address of PRIMECAP Management Company is 225 South Lake Ave., #400, Pasadena, CA 91101. PRIMECAP Management Company reported that, as of June 4, 2015, it possessed sole power to vote with respect to 5,098,600 shares and sole power to dispose of 6,134,000 shares.
(15)	Share information is as of December 31, 2014 and derived from a Schedule 13G/A filed on February 11, 2015 by The Vanguard Group, Inc. The business address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355. The Vanguard Group, Inc. reported that, as of December 31, 2014, it possessed sole power to vote 86,607 shares, sole power to dispose 3,595,862 shares and shared to dispose 80,607 shares.
(16)	Share information is as of December 31, 2014 and is derived from a Schedule 13G/A filed on February 2, 2015 by BlackRock, Inc. The business address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022. BlackRock, Inc. reported that, as of December 31, 2014, it possessed sole power to vote 3,393,757 shares and sole power to dispose 3,533,730 shares.
(17)	Share information is as of December 31, 2014 and derived from a Schedule 13G/A filed on February 5, 2015 by Dimensional Fund Advisors LP. The business address of Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional Fund Advisors LP reported that, as of December 31, 2013, it may have possessed sole power to vote with respect to 3,201,280 shares and sole power to dispose of 3,325,906 shares. According to the Schedule 13G/A, the shares reported on that Schedule are owned by investment companies, trusts and/or separate accounts for which Dimensional Fund Advisors LP or one of its subsidiaries acts as an investment advisor, sub-advisor or manager and Dimensional Fund Advisors LP disclaims beneficial ownership of those shares.
(18)	Share information is as of November 25, 2015 and derived from a Schedule 13G filed on December 4, 2015 by Morgan Stanley. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036. Morgan Stanley reported that, as of November 25, 2015, it beneficially owned 3,197,804 shares, possessed sole power to vote 3,175,769 shares and possessed shared power to vote 13,515 shares and shared power to dispose of 3,197,804 shares.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In accordance with SEC regulations, the Compensation Discussion and Analysis and compensation disclosure tables that follow address compensation with respect to our fiscal year ended December 31, 2014. At that time, our named executive officers (“NEOs”) included those executives set forth in the table below and therefore the information in this section and the tables that follow regarding their compensation in respect the fiscal year ended December 31, 2014 has been included in fulfillment of the SEC requirements. Since December 31, 2014, Mr. Hughes, Mr. McIntyre and Mr. Primozich have left their positions with Boulder Brands:

Named Executive Officers as of 12/31/14	Position as of 12/31/2014
Stephen B. Hughes	Chairman and Chief Executive Officer(1)
James B. Leighton	Chief Operating Officer
Christine Sacco	Chief Financial Officer
TJ McIntyre	Executive Vice President and General Manager, Natural Brands(2)
Duane Primozich	Executive Vice President and General Manager, Balance Brands(3)
Norman Matar	Former Chief Legal Officer and Corporate Secretary

(1)	Mr. Hughes employment with Boulder Brands ended as of June 9, 2015.
(2)	Mr. McIntyre’s employment with Boulder Brands ended as of July 17, 2015.
(3)	Mr. Primozich’s employment with Boulder Brands ended as of October 5, 2015.

Executive Summary

Company Performance—2014

As we have previously reported, 2014 was a challenging year for Boulder Brands, with performance below several key operating and financial goals and a decline in stock price over a year ago. The environment in which we operate can create challenges from a variety of sources. We have identified three primary headwinds that negatively impacted our 2014 performance, including the weaker than expected operating environment for buttery spreads, service issues in our natural segment, and higher costs for egg whites, a key ingredient in our gluten free baking business. Even with these challenges we maintained our position as one of the fastest growing companies in the food industry. Specifically, we have the second highest reported revenue CAGR (compound annual growth rate) within the industry for the period 2010-2014 and the second highest (tied for 2nd) reported adjusted EBITDA CAGR for the period 2010-2014 (each, as reported by Thompson One Database (n.d.), retrieved March 9, 2015 from http://www.thompsonone.com).

Compensation of the Chief Executive Officer and Pay for Performance Alignment

Our compensation programs are designed to reward strong Company performance and to pay less compensation when Company performance is not as strong. For the CEO, approximately 75% of his total pay opportunity in 2014 was based on variable compensation, the value of which is directly tied to our Company’s performance. In light of our financial results in 2014, the CEO did not receive any payment under our Incentive Program and, therefore, his overall cash-based compensation for 2014 decreased by approximately $790,000 from a year ago.

The graph below demonstrates the strong alignment over the past three years of shareowner value creation, net sales and adjusted EBITDA growth with CEO total direct compensation (“TDC”). TDC consists of 2014 base salary, annual cash bonus earned for 2014 (as noted above, no bonus was paid for 2014) and periodic equity grants made in 2012 that were annualized over Boulder Brands’ typical vesting period of four years. Note, no equity awards were granted in 2014; however the CEO was permitted to participate in a performance-based long-term cash plan (value not included in table below) which only pays out upon achievement of certain performance hurdles (see “2014 Long-Term Cash Incentive Bonus Program”) during the four-year performance period. For 2014, TDC declined significantly, reflecting not only the financial challenges faced by Boulder Brands in the second half of 2014 but also that our programs have been designed to strongly tie pay to actual company performance.

Compensation Decisions and Actions—2014

Compensation decisions made during 2014 reflect our overall performance and continued efforts to integrate the recent acquisitions into our business strategy and operations. In addition, the importance of retaining and recruiting key management personnel remains critical to our long-term success, vision and strategy.

Following several years of transformational growth though a series of acquisitions, including Glutino Food Group (“Glutino”) in August 2011, Udi’s Healthy Foods, LLC (“Udi’s”) in July 2012, and Davies Bakery (“Davies”), Level Life Foods (“Level”) and Phil’s Fresh Foods, LLC (“EVOL”) in 2013, in 2014 we focused on the internal growth of these and our other core brands. We have focused on strategic planning and have established a platform for future growth. Moving from a sales and marketing “virtual” company platform, to a company with full scale operations in addition to our historic sales and marketing functions, we are adjusting to growth in all areas of our business operations.

The incredible growth of our company in recent years has created a unique set of challenges for the management team, particularly our NEOs, whose roles, duties, and responsibilities have expanded and become more complex in order to match our expanded and more complex business operations. The Compensation Committee (referred to in this Compensation Discussion & Analysis as the “Committee”) desires to ensure that our policies and programs appropriately reflect our company’s current size and operations, while also maintaining sufficient flexibility to allow for continuing evolution of our compensation programs. In addition, the Committee has reviewed and reflected on the feedback provided to us through our stockholder outreach program.

In this challenging year, the Committee followed its pay for performance philosophy, resulting in the following key decisions:

•	Limited Cash Compensation Adjustments. Only limited salary adjustments were approved in 2014 for certain NEOs. Following a review of base salary levels in connection with the adoption of Boulder Brands’ peer group, as discussed below, limited changes were recommended for Mr. McIntyre and Mr. Primozich to align their base salaries and target bonus opportunity levels with the market median of our new peer group (as discussed below), which changes took effect in 2015.

•	No Annual Cash Incentives. The Committee set aggressive performance goals for the threshold, target and maximum possible payout levels under our Amended and Restated Company Financial Performance Incentive Program (the “Incentive Program”) based upon net sales and adjusted EBITDA for 2014, which metrics were chosen to be consistent with our strategic plan and operations goals at the beginning of the year. Since the threshold performance goals were not met, NEOs did not earn any annual incentive awards for 2014, nor were any discretionary performance-related bonus awards granted.

•	Peer Group Adoption. In 2014, the Committee adopted a peer group to benchmark executive compensation levels and the structure/design of compensation programs at comparable companies. This decision was made, in part, to reflect Boulder Brands’ transformation from our “virtual” company business model to our current full scale activities in the natural foods industry. The Committee engaged Pearl Meyer & Partners to assist in developing a list of peer companies and adopted the new peer group in the third quarter of 2014. Since that time, the Committee has begun to consider the peer company data for purposes of evaluating and making compensation-related decisions. The information reviewed by the Committee includes, in part, compensation levels and practices for executives holding comparable positions at the peer group companies. The Committee believes that use of specific peer group data points will aide the Committee in creating compensation packages that are best positioned to retain our named executive officers, and where appropriate, recruit additional talented management team members. It is the intention of the Committee to more fully utilize the peer group data in determining the mix of compensation elements and setting compensation levels for the named executive officers beginning in 2015.

•	Compensation Design Philosophy. In connection with the adoption of a peer group, in 2014 the Committee also determined that it would, as an overall philosophy, generally, adopt programs and compensation designs targeted to achieving total compensation levels for each named executive officer at the median of compensation awarded by our peer group companies for executives in similar positions.

Good Compensation Governance Practices

Our executive compensation program reflects our strong commitment to good governance and is designed to mitigate inappropriate risk-taking by our NEOs. Aspects of our compensation that reflect these policies include:

•	Compensation Mix: Our compensation mix is not overly weighted toward short-term annual incentives and the percentages of compensation tied to short-term and long-term incentives taken together result in a majority of the compensation for our executive officers being tied directly to Company performance.

•	Peer Group: As discussed above, in the third quarter of 2014, the Committee, with the assistance of our independent compensation consultant, selected a peer group for purposes measuring the total compensation levels for our named executive officers relative to our peers, and began to implement a new aspect of our compensation design strategy intended to set total compensation levels for each of our named executives at approximately the median of the total compensation levels awarded by our peer group companies for similar positions.

•	Aggressive Incentive Compensation Thresholds: In 2014, our annual incentive compensation awards were subject to the achievement of aggressive threshold, target and maximum performance goals. Our Incentive Program provides for annual bonus compensation under a two-step program including a “base plan” and a “supplemental plan,” pursuant to which no amount will be paid under the base plan unless threshold performance goals under the base plan are met, and no amount will be paid under the supplemental plan unless target goals are achieved under the base plan. Since 2014 threshold goals under the base plan for net sales and adjusted EBITDA were not met, the NEOs did not earn an annual bonus in 2014, reflecting a direct tie between company performance and the level of compensation.

•	Grant Vesting Policy Encourages Long-term View: Compensatory equity grants to employees, including our NEOs, are designed to vest either over a four-year period or based upon achieving specified performance conditions, which mitigates the risk of our executives and employees taking short-term risks and focuses their attention on stability and Boulder Brands’ long-term growth strategy. If stockholders vote to approve the Boulder Brands Inc. Third Amended and Restated Stock and Award Plan under Item 3 of this proxy statement, Boulder Brands intends to grant an even higher percentage of grant awards that vest solely on the achievement of performance goals.

•	Holdbacks: To ensure that annual bonuses under our Incentive Program award sustained Company growth, in the case of our NEOs, our Incentive Program provides that any payment amounts in respect of performance above target bonus opportunities be held back for one year and subject to further performance conditions in the following year, such that performance in the subsequent year must equal or exceed the target performance with respect to the Incentive Program for the prior year before the above target payment from the prior year is made (the “Prior Year Holdback”).

•	Negative Discretion: Our Incentive Program provides that the Committee may exercise complete negative discretion with respect to all bonus amounts (and may choose to award no bonus for a given year, even where performance target have been met).

•	Clawback Policy: We maintain a “no fault” clawback policy under which our executive officers will be required, subject to the discretion of our independent directors, to repay to Boulder Brands incentive bonuses they receive based on financial results that subsequently (within three years of the original payment) become the subject of a restatement due to material noncompliance by Boulder Brands with any financial reporting requirement, regardless of any finding of misconduct.

•	Limited Perquisites and No Supplemental Retirement Benefits: We provide limited perquisites and no retirement or supplemental executive retirement programs for our executives.

•	Annual Say on Pay: In accordance with our stockholder’s preference, we conduct an annual advisory “say on pay” stockholder vote, maximizing the opportunity to receive feedback on the compensation programs for our NEOs.

•	Independent Consultants: The Committee engages only independent compensation consultants that do not provide any services to management and that have no prior relationship with management prior to the engagement.

•	Risk Reviews: We regularly conduct compensation risk reviews; our Committee maintains significant oversight of the ongoing evaluation of the relationship between our compensation programs and risk.

•	Stock Ownership Guidelines: We maintain robust stock ownership guidelines under which, after an initial phase-in period, each of our executive officers is required to maintain vested equity holdings with a value equal to at least, in the case of our chief executive officer, six times his annual base salary and, in the case of each of our other executive officers, three times the executive’s annual base salary. Each of our NEOs is currently on track to be in compliance by the required date applicable to each NEO in accordance with the guidelines.

•	Recoupment Policy: We maintain a recoupment policy in our stock plan that requires an employee who is terminated for cause to forfeit all awards previously granted to the employee retroactive to the date the employee first engaged in the conduct that was the basis for such termination.

•	Anti-Hedging Policy: The Company’s Insider Trading Policy prohibits all officers (as well as all employees and directors) of Boulder Brands from effecting hedging or similar monetization transactions with respect to the shares of Boulder Brands.

•	100% Performance-Based Equity Awards for CEO: Since 2008, 100% of equity awards granted to the CEO vest only upon achievement of performance goals.

Say-on-Pay Results in 2014 and Stockholder Outreach

We carefully consider and value our stockholders’ opinions on our executive compensation program, and take stockholder feedback seriously. In reviewing the compensation programs over the course of 2014, our Committee considered the results from last year’s say-on-pay vote (69% of votes cast approved) as well as our discussions with stockholders as part of our ongoing stockholder outreach program which began in 2013. Since our outreach efforts began, we have met several times with many of our top 20 shareholders about our executive compensation programs and corporate governance practices. In particular, since the time of our annual stockholder’s meeting in 2014, Company representatives have contacted 16 of our stockholders and the chairperson of the Committee and other representatives of Boulder Brands spoke directly with 5 stockholders, representing approximately 26% of our overall stockholder base, to collect feedback and to inform them of our compensation-related initiatives, including our future plans to utilize peer group benchmarking and potentially a shift towards concentrating our long-term equity compensation program on annual grants rather than more periodic grants. Besides these initiatives, based on these discussions in 2013 and 2014, we have instituted, or continue to institute, a number of compensation program changes, including:

•	A more structured approach to compensation decision-making whereby a new internal pay equity structure was adopted implementing 14 “bands” of employee positions, each with suggested cash and equity compensation ranges;

•	Elimination of the practice of providing annual cost of living salary increases for named executive officers, in favor of merit-based increases;

•	Incorporating a more formal peer group analysis into evaluation of compensation levels for our named executive officers.

Compensation Actions Impacting 2015 Compensation Design

The Committee has made several adjustments to how NEO compensation will be designed and structured beginning in 2015. These changes, discussed in each relevant section in this Compensation Discussion and Analysis, include:

•	More extensive analysis of data derived from Boulder Brands’ newly established peer group as part of making decisions related to NEO compensation mix and levels of compensation;

•	Adopting a philosophy that targets total compensation for each NEO at the median relative to peer group total compensation levels for similar positions;

•	Approving base salary increases, if any, based on merit and eliminating cost of living increases for NEOs;

•	Evaluating and setting annual bonus program goals for threshold, target and maximum award payout opportunities based on the probability of achievement in consideration of peer group data and company performance; and

•	Establishing an equity grant program focused on annual awards, with a majority of grants to NEOs taking the form of performance-based restricted stock units (subject to stockholder approval of the Boulder Brands, Inc. Third Amended and Restated Stock and Awards Plan pursuant to Item 3 of this proxy statement.)

We encourage you to read this Compensation Discussion and Analysis for a detailed discussion and analysis of our executive compensation program, including information about the fiscal 2014 compensation of the NEOs.

Compensation Program Objectives

Current Philosophy and Objectives

In keeping with our vision and strategy, Boulder Brands’ compensation program is designed to attract, retain and motivate executives who are capable of delivering superior business results in the extremely competitive natural foods industry. We compensate our executives through a mix of base salary and incentive bonuses, if performance goals are met, and, in some years, long-term equity compensation with an emphasis on incentives that reward strong business performance and achievement of performance goals that align the interests of management with the interests of our stockholders. Our compensation programs are designed to pay for performance, be competitive and minimize pay elements, such as perquisites, that do not directly support Boulder Brands’ values and business strategy, even if common in the marketplace. In addition to the above overriding principles, our Committee relies on the following guidelines to assist it in setting compensation levels (both short and long term) for executives:

•	compensation programs are designed to emphasize pay for performance by closely tying total compensation to the success of Boulder Brands and each executive’s contribution to that success; and

•	compensation programs should be flexible so that there is an opportunity for greater compensation for superior performance balanced by the risk of lower compensation when performance is less successful.

In this regard, Boulder Brands’ philosophy is that members of senior management have a stronger and more direct impact on Boulder Brands’ ability to achieve its strategic and business goals and that therefore a larger percentage of their compensation should be performance-based and driven by long-term equity awards.

For compensation decisions, the Committee considers all aspects of a NEO’s compensation on both an annual basis and as averaged over a long-term period basis (to account for periodic equity awards); it does not consider any aspect of its compensation program in isolation. Rather, it considers the total compensation that may be awarded, including base salary, incentive bonus, long-term incentive compensation. Depending upon Boulder Brands’ needs at the time of grant, the Committee considers whether awards should have time-based or performance-based vesting features. However, since 2008, all long-term incentive awards granted to the CEO have been 100% performance-based. The Committee’s goal is to award compensation that is reasonable in relation to the achievement of Boulder Brands’ business strategy and objectives and that is consistent with Boulder Brands’ compensation philosophy and objectives. The Committee has also considered the transformation and increased business complexity that has taken place in the past four years.

The pie charts below reflect base salary (a fixed payment), annual cash bonus opportunity for 2014 (a variable payment) and the fair market value of equity awards (a variable payment) to our NEOs averaged over the past three years to reflect the periodic nature of our equity grants. The resulting compensation mix reflects variable compensation at 75% for the CEO and 66% for the Other NEOs (on average)

Adjustments to Compensation Philosophy for 2015 and Beyond.

In light of Boulder Brands’ transformation and the results of our 2014 advisory “say on pay” stockholder vote, the Committee embarked on a full review of our compensation philosophy and compensation programs to ensure that all programs continue to serve our company’s objectives and align with stockholder interests.

In connection with Boulder Brands’ substantial growth, the Committee particularly focused on streamlining compensation decisions by developing career bands while ensuring that employees are personally incentivized towards supporting Boulder Brands’ success and profitability. The Company has adopted a compensation structure based on career bands that categorizes all employees, including the NEOs, in one of 14 non-production or one of four production bands, depending on the employee’s job description. Each career band represents a different career level and encompasses suggested ranges for appropriate salary, bonus and long-term incentive compensation for the members of that band. As part of this compensation structure base salaries will no longer be subject to “standard” cost of living increases, and instead salary increases will be based on a merit-based review process.

As described more fully below, in the third quarter of 2014, our Committee completed work to select a peer group of companies for purposes of evaluating the compensation packages of Boulder Brands’ named executive officers as compared to those at the peer group companies. Going forward, the Committee intends to evaluate NEO compensation against the peer group total compensation median and establish pay levels accordingly. The Committee believes that determining market standards is a useful reference point for establishing compensation levels that will further Boulder Brands’ goals.

In furtherance of supporting a median pay philosophy and based on feedback from our stockholders, the Committee has the desire to shift to granting smaller, annual equity awards versus the periodic equity grants that have been our historic practice. The Committee believes annual grants better reflect Boulder Brands’ new risk profile, competitors and business reality following its transformation from its original “virtual” model. The Committee also recognizes that a significant amount of equity and equity-based awards currently held by our NEOs and other key employees may vest in 2015 and desires to have the flexibility to provide new grants of equity-based awards to maintain the incentive and retentive value of long-term incentives held by our named executive officers and other key employees. To accomplish these goals, Boulder Brands is asking shareholders to approve the Boulder Brands, Inc. Third Amended and Restated Stock and Award Plan, as presented in Item 3 of this proxy statement, described below.

Committee Responsibilities

The Committee is responsible for analyzing and determining the material terms of all executive compensation arrangements and benefit packages. With respect to officers other than the Chief Executive Officer, the Committee will consider the input of the Chief Executive Officer. The Chief Executive Officer makes recommendations regarding any changes to the level of cash compensation for the other NEOs, but the Committee ultimately makes all decisions with respect to NEO compensation. The Committee sets the cash compensation for the Chief Executive Officer, with input from the independent directors. With respect to the annual bonuses granted to NEOs pursuant to the Incentive Program, the Committee requests management present a forecast for the year based on aggressive and appropriate financial targets within specified guidelines. The Committee then considers the forecast and targets presented by management and makes its final determination regarding appropriate performance goals.

The Committee conducts reviews of our company’s compensation policies and strategies at least annually and oversees and evaluates our overall compensation structure and programs. During 2014, the Committee met 17 times and, among other things, reviewed our compensation philosophy, objectives and principles to determine whether they continued to be in the best interests of our company and its stockholders and whether any changes or revisions, either to the overall philosophy and objectives or to specific parts of the compensation package, were warranted. Full details of the Committee’s duties and authorities can be found in its charter located on our website at www.boulderbrands.com.

Compensation Consultant

The Committee relies upon an outside advisor to assist in program design and develop program elements. The Committee engaged Pearl Meyer & Partners, LLC (“PM&P”) as its independent consultant to assist with the review of named executive officer compensation, including the development of a peer group against which to evaluate our executive compensation levels, the proposed equity compensation program, and the analysis of the probability of achievement of threshold, target and maximum performance goals related to our Incentive Program. The Committee has reviewed its relationship with PM&P and has determined that PM&P’s work for Boulder Brands does not provide any conflict under the independence standards set forth in the Dodd-Frank Act or otherwise.

Competitive and Market Considerations—Adoption of a Peer Group

At this juncture as a transformed, larger, more complex and multi-faceted business in a highly competitive natural foods industry, it is critical that we are able to attract and retain a strong management team and properly align managements’ incentives with our company performance. We recruit (and need to retain) talent that is capable of delivering the business results contained in our strategic plan and growth model. In light of our transformation and continued evolution, flexibility around appropriate compensation decisions is paramount. Historically, our unique business model as a “virtual business,” where activities such as manufacturing were outsourced, made determining directly comparable information with respect to compensation information at “peer” companies challenging. In recent years, however, Boulder Brands’ model has evolved so that our operations are similar to other food and beverage companies, and, increasingly, we compete for management talent amongst the other companies in our industry. Therefore, the Committee determined that it was appropriate to identify peer companies and begin a more formal process of evaluating our compensation levels and features in relation to the compensation levels for named executive officers at the identified peer companies. The peer group was adopted in the third quarter of 2014, and while the Committee considered the data collected in the process of determining the peer group in decisions for the remainder of 2014, no adjustments were made to compensation levels for any of the NEOs with respect to 2014 compensation.

Selected peer companies, in addition to being in the food/beverage industry group, generally met identified criteria considered similar to those of Boulder Brands as of August 2014 when the peer group was adopted, including: EBITDA margin of 12% or more; EBITDA growth of 12% or more; revenue growth of 10% or more; positive 1,3, and 5 year total shareholder return; revenue within 1/3—5 times the size of Boulder Brands’ or market capitalization levels within 1/5—5 times that of Boulder Brands. Based on the recommendation of our independent compensation consultant, the Committee was seeking to establish a peer group of between 10-15 companies in order to have a mix of companies that would provide meaningful compensation data. The market capitalization criterion was expanded to the noted 1/5—5 times that of Boulder Brands in order to capture, together with the other factors described above, a sufficient number of peer companies. Note, although The White Wave Foods Company is larger in both revenue and market capitalization it is a direct competitor for talent given its geographic proximity and business focus.

It is the intent of the Committee to review the peer group at least annually and make any adjustments to the list of peers that may be appropriate to recognize changes in performance, size and business scope. For 2014-2015, the selected peer companies include:

• B&G Foods	• Omega Protein
• Boston Beer Co	• Snyder’s-Lance
• Calavo Growers	• The Hain Celestial Group
• Craft Brew Alliance	• The White Wave Foods Company
• Inventure Foods	• Treehouse Foods
• J&J Snack Foods	• SunOpta
• United Natural Foods

2014 Cash Compensation Structure

Cash compensation consists of base salary and an annual incentive bonus, the latter of which is only payable if threshold goals are met. As Boulder Brands has grown and expanded, the executive officers have taken on additional roles and duties and the Committee has begun to make individualized cash compensation decisions for the NEOs to reward extraordinary performance and to recognize the increased job responsibilities assigned to certain members of our management team. Additionally, cash compensation levels are intended to reflect the experience and skill level necessary to thrive in a high growth environment and take into account the absence of other benefits such as extensive pension plans. These decisions regarding cash compensation (including incentive award opportunities) take into account the various factors listed below.

Base Salary

Base salary for our NEOs reflects the individual’s job responsibilities, experience, value to Boulder Brands and demonstrated performance. It is the Committee’s intention to review base salaries annually as well as in connection with any promotions. In connection with its performance reviews and base salary adjustments, if any, the Committee generally makes its determinations based on a number of factors, including:

•	the nature and responsibility of the position;

•	the experience of the individual executive;

•	the impact and contribution of the individual executive in assisting Boulder Brands to achieve its strategic goals and objectives;

•	the importance of retaining the individual executive along with assessing the market for someone of the executive’s talent and experience;

•	information regarding median base salary levels at our peer companies;

•	leadership skills;

•	the recommendation of the Chief Executive Officer (except in the case of his own compensation); and

•	in setting the compensation for the Chief Executive Officer, the unique role, background and experience of our chief executive officer within the natural foods industry and input of the Governance and Nominating Committee with respect to the Chief Executive Officer’s performance in the area of corporate governance.

For our NEOs that are currently executive officers, base salary information as of December 31, 2013 and 2014, and as currently applicable in 2015, is as follows:

	Base Salary as of
Name	December 31, 2013	December 31, 2014	March 1, 2015
Stephen B. Hughes	$900,000	$900,000	$900,000
James B. Leighton	$600,000	$600,000	$600,000
Christine Sacco	$400,000	$400,000	$400,000
TJ McIntyre	$275,000	$325,000	$335,000
Duane Primozich	$238,703	$300,000	$335,000

	Base Salary as of
Name	December 31, 2013	December 31, 2014	March 1, 2015
Stephen B. Hughes	$900,000	$900,000	$900,000
James B. Leighton	$600,000	$600,000	$600,000
Christine Sacco	$400,000	$400,000	$400,000
TJ McIntyre	$275,000	$325,000	$335,000
Duane Primozich	$238,703	$300,000	$335,000

2014 Annual Cash Incentive Bonus Program

The objectives of Boulder Brands’ annual cash incentive bonus program pursuant to the Incentive Program are to encourage and support profitability and performance growth of Boulder Brands’ business by measuring Boulder Brands’ success against annual performance goals. The program directly ties pay to performance of Boulder Brands since no bonus amount is paid unless threshold performance goals, which were set aggressively in excess of the prior year’s results, are exceeded.

The annual award program pursuant to the Incentive Program allows for the approval of a “base plan” award opportunity and a “supplemental plan” award opportunity. The supplemental award opportunity, up to a maximum payout of 200% of a participant’s target opportunity under the base plan, becomes available only in the event certain maximum performance levels are met, as described further below. In order to receive any portion of the annual bonus, a participant must be employed with Boulder Brands on the date the bonus is paid, unless otherwise determined by the Committee. In 2014, as part of the base plan portion of the annual bonus program, Boulder Brands set a threshold bonus opportunity and a target bonus opportunity. Additionally, Boulder Brands set a maximum bonus opportunity as part of the supplemental plan. The threshold and target performance levels for 2014 were set significantly higher than the actual results for 2013.

The annual target bonus percentages for 2014 for our NEOs under the Incentive Program ranged from 50%—100% of the executive’s base salary. In setting the target bonus percentages for each of the NEOs, the Committee considers the same factors as it does when setting base salary, as described above under the heading “Base Salary,” though peer group data was not part of the determination of 2014 annual target bonus percentages, since the percentages were set well before the peer group was adopted in the third quarter of 2014.

For 2014, the Committee set semi-annual and annual goals under the Incentive Program, with net sales (weighted 50%) and adjusted EBITDA (excluding bonus) (weighted 50%) as the metrics used for determining executives’ bonus levels. The Committee selected these metrics with input from the Board as well as senior management largely because these measures are consistent with Boulder Brands’ top line growth and profitability goals as part of its strategic plan. These metrics are also consistent with how Boulder Brands reports its results to financial analysts, directly relating bonus award payments to how Company performance is measured.

The Committee established threshold and target performance goals using (i) the net sales metric of $238.3 million and $259.3 million, respectively, for the first half of 2014 and $516.3 million and $571.3 million, respectively, for the whole year, and (ii) the adjusted EBITDA metric (excluding bonuses) of $38.8 million and $43.2 million, respectively, for the first half of 2014 and $95.1 million and $107.7 million respectively, for the whole year. In setting these threshold and target performance goals, the Committee reviewed broad survey data and set goals that would place Boulder Brands in the top tier of performance among food and growth companies as well as above Wall Street analyst estimates collected at the time. In addition, under the supplemental plan, with respect to the 2014 performance year, employees had the potential for payout above their target levels if adjusted EBITDA (excluding bonuses) exceeded $108.5 million, with a maximum potential payout per employee of 200% of the employee’s target amount if actual EBITDA (excluding bonuses) exceeded $143.3 million. As described above, any amounts under the supplemental plan are only payable if achievement under the base plan exceeds target levels. Bonus amounts were set so that the total bonus paid (under both the base and supplemental plans in the aggregate) could never exceed the difference between threshold adjusted EBITDA and actual adjusted EBITDA on a pre-bonus basis.

The bonus opportunities for each NEO if the threshold or target performance goals are achieved are set forth in the “Grants of Plan-Based Awards in 2014” table. Based on the determination of actual performance achieved, the amount of the actual bonus earned by a NEO, if any, is determined by the Committee (and may be less, but not more, than the amount that would be paid based on the performance achieved). For 2014, the percentage of a NEO’s bonus opportunity that could be earned ranged from 0% to 200%, with 0% being earned for meeting threshold performance levels and with straight-line interpolation being applied for performance above threshold levels, up to 100% of the bonus opportunity being awarded if the target performance level was reached under the base plan, and up to 200% of the bonus opportunity being awarded if maximum performance was met under the supplemental plan. No bonuses are paid unless the threshold is achieved. In addition, for the NEOs bonus amounts above target are subject to the Prior Year Holdback, pursuant to which the amounts are payable a year later, and only if performance in that subsequent year equals or exceeds the target performance from the prior year. Historically, under the Incentive Program, threshold levels have been set at a level significantly higher than actual results from the prior year except in unusual situations such as a deflationary economy. If target numbers are achieved, as determined by the Committee, 100% of the target bonus may be earned. No bonus may be paid or accrued if it would cause an event of default under Boulder Brands’ credit facility.

Based upon the Committee’s review of Boulder Brands’ financial performance against the applicable targets, following the end of the 2014 performance period, it was determined that NEOs did not earn any bonus amount for 2014. The table below sets forth bonus opportunities, as a percentage of base salary, that could have been earned upon achieving the corresponding performance measure for 2014 for each of our NEOs.

2014 Cash Incentive Bonus as a Percentage of Annual Base Salary

Name	Threshold(1)	Target	Maximum(2)	Actual Bonus Paid
Stephen B. Hughes	0%	100%	200%	0%
James B. Leighton	0%	80%	160%	0%
Christine Sacco	0%	80%	160%	0%
TJ McIntyre	0%	50%	100%	0%
Duane Primozich	0%	50%	100%	0%
Norman Matar	0%	80%	160%	0%

(1)	No cash incentive bonus is awarded unless the threshold level is met or exceeded. If the threshold is met or exceeded but target is not achieved, then the executive would have been awarded a percentage of the target bonus by using straight-line interpolation between threshold and target.
(2)	Any amounts payable above target level would be subject to the Prior Year Holdback for our NEOs.

As part of the Committee’s review of compensation practices generally and adoption of the new peer group, beginning in 2015, the Committee intends to revise the process of setting the relevant performance targets under the Incentive Program by including an analysis of the probability of achievement of the determined threshold, target and maximum award performance targets, in part, based on relative performance information from our peer group. The Committee will then, without encouraging undo risk taking, set goals in support of both Boulder Brands’ market median total compensation philosophy and the incentive nature of the annual bonus program.

Equity Incentives Granted in 2014

The Company strongly believes that providing executives with an opportunity to increase their ownership of common stock in Boulder Brands aligns their interests with the interests of stockholders. We maintain our stock plan in order to promote the long-term growth and financial success of Boulder Brands and substantially increase stockholder value by attracting and retaining outstanding executives and employees and also subject our NEOs and certain other officers to compliance with robust ownership guidelines, as previously discussed. Since 2007, the Committee’s philosophy regarding long-term equity grants was to grant more substantial infrequent grants. Based on our historic business model, including our unique operations as a “virtual” company with outsourced manufacturing, periodic grants, including upon an individual’s hiring, provided an appropriate incentive to attract and retain executives in a unique environment. Under this philosophy, equity incentive grants were made on January 15, 2014 to Mr. Leighton, as the second portion of the grant awarded to him in connection with his hiring as Boulder Brands’ COO (the first portion was granted in October 2013), and to Mr. McIntyre and Mr. Primozich, each of whom had not received an equity grant since 2012. Mr. Leighton’s award consisted of a stock option to purchase 150,000 shares of Boulder Brands’ common stock and 110,000 restricted stock units. Together these awards constituted an equity grant level that is generally consistent with past practice for the executive’s position and duties. Mr. McIntyre received a stock option to purchase 45,000 shares of Boulder Brands’ common stock to order to bring Mr. McIntyre’s equity grant in line with Boulder Brands’ compensation bands. Mr. Primozich was granted a stock option to purchase 118,248 shares of Boulder Brands’ common stock in connection with the promotion to his current position and in compliance with Boulder Brands’ compensation bands.

As previously discussed, the Compensation Committee intends to shift its philosophy regarding equity compensation grant practices to focus principally on smaller, annual grants instead of Boulder Brands’ historical use of periodic awards. Consistent with our performance-oriented culture, the change in grant practices includes an emphasis on awards with performance-based vesting. These changes, however, are dependent on the approval by stockholders of the Boulder Brands, Inc. Third Amended and Restated Stock and Awards Plan as set forth in Item 3 of this proxy statement. Additional discussion regarding the potential equity compensation program going forward can be found in the description of Item 3.

2014 Long-Term Cash Incentive Bonus Program

In March 2014, the Board and the Committee approved a long-term incentive bonus award under the Incentive Program for Mr. Hughes (the “CEO LTIP”), which provides Mr. Hughes with the opportunity to receive a maximum payment of $3,000,000 if Boulder Brands meets a series of three performance hurdles over a four-year period beginning January 1, 2014. The Committee granted this long-term incentive award because it desired to provide Mr. Hughes with an additional performance-based long term incentive in light of the fact that price-vested option awards granted to Mr. Hughes in 2012 had become fully vested. The Company set three increasingly ambitious performance targets under the CEO LTIP based on the metric of adjusted EBITDA as a percentage of net sales. The Committee believes achievement of those performance goals will be very difficult. Under the CEO LTIP, if during the four-year performance period the first adjusted EBITDA as a percentage of net sales goal is met, Mr. Hughes will be entitled to receive $500,000, if the second higher performance hurdle is met he is entitled to receive $1,000,000 and if the last and highest performance hurdle is met, he is entitled to receive $1,500,000. In addition to these performance hurdles, to be eligible to receive an award under the CEO LTIP, certain gating items must be met, including 15% organic growth in net sales (excluding the impact of any acquisitions) and achieving certain minimum percentages of adjusted EBITDA to net sales for each calendar quarter of any calculation period. For each payment, assuming the gating item thresholds are met, if the relevant performance hurdle is achieved, 50% of the bonus amount will be paid upon achievement of the performance target, 25% of the bonus amount will be paid upon maintaining that adjusted EBITDA as a percentage of net sales level for another four quarters, and 25% will be paid upon maintaining the adjusted EBITDA as a percentage of net sales level for yet another four quarters. Therefore, for each hurdle achieved, payment will be made over a period of at least three years, subject to the relevant EBITDA as a percentage of net sales numbers and additional gate metrics being maintained over the entire vesting period.

Change-in-Control and Severance Payments

Change of Control Agreements

Each of our NEOs has a change of control agreement. The Company believes these change of control agreements effectively create incentives for our executives to build stockholder value and to obtain the highest value possible should we be acquired in the future, despite the risk of losing employment. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that may appear to them to be less risky absent these arrangements.

Our change of control arrangements for our executive officers are “double trigger,” meaning that no payments (other than the immediate vesting of all unvested equity awards) are made upon a change of control unless the executive’s employment is terminated other than for “cause” or with “good reason” within 24 months following a change of control. The executive would also be entitled to such benefits if he was terminated involuntarily (without cause) within six months prior to a change of control. We believe this structure strikes a balance between the incentives and the hiring and retention effects described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change of control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this goal to be undermined if executives receive significant payments in connection with such a transaction and are no longer required to continue employment to earn the benefits under these agreements.

Please refer to the section entitled “Potential Payments Upon a Termination or Change-In-Control” for a complete description of the change of control agreements.

Change of Control/Severance Provisions in Equity Award Agreements

In accordance with our standard form of award agreements, outstanding equity awards would immediately vest upon a change of control (with or without the employee being terminated) for each of our NEOs and all other employees and directors receiving stock options. The Committee believes that these arrangements were necessary to attract and retain our high level employees due to the “start-up” nature of Boulder Brands at that time and the nature of environment in which the company operates.

All of the equity awards that are currently unvested provide for accelerated vesting upon the termination of the award holder’s employment as a result of his or her death or disability. In addition, with respect to the RSUs granted to Mr. Matar in 2012 and the RSUs granted to Mr. Leighton in 2014, any unvested RSUs would vest in the event of a termination of employment by Boulder Brands without “cause” or a termination of employment by the executive for “good reason.”

Severance Agreements

In focusing on the importance of retention in the context of the Committee’s overall review of executive compensation, each NEO is a party to a severance agreements with Boulder Brands. The Committee designed these agreements with the goal of aligning the incentives of Boulder Brands’ senior management team with those of Boulder Brands’ stockholders and retaining the services of the senior management team. These severance agreements provide for the same benefits as our change of control agreements (other than the 280G tax gross-up) in the event that the executive is terminated involuntarily (other than for “cause”) or voluntarily with “good reason” at any time during the next four years. In no event shall the executive be entitled to severance benefits under both his change of control agreement and his severance agreement. In consideration of such severance benefits, our NEOs would also be subject to certain non-competition and non-solicitation restrictions in the event of a termination for any reason during a two-year period for Messrs. Hughes and Leighton, during an 18-month period for Mr. Matar and Ms. Sacco and during a 12-month period for Messrs. McIntyre and Primozich. The loss of any key employees would have a significant impact on Boulder Brands’ ability to achieve its growth strategy. We believe these arrangements recognize the importance of retaining our key employees and provide sufficient incentives and protection for our executive officers, while also providing Boulder Brands with important additional protections.

Please refer to the section entitled “Potential Payments Upon a Termination or Change-In-Control” for a complete description of the severance agreements.

Other Compensation

Retirement: 401(k) and Profit-Sharing Plan

To provide employees, including our NEOs, with the opportunity to save for retirement on a tax-deferred basis, Boulder Brands sponsors a 401(k) plan. Pursuant to the plan, Boulder Brands matches dollar-for-dollar employee contributions up to a maximum of 5% of an employee’s cash compensation. Our predecessor company (GFA Brands) maintained a 401(k) plan and Boulder Brands deemed it advisable to continue the 401(k) plan to retain legacy employees. In 2014, four of our NEOs participated in Boulder Brands’ 401(k) plan.

Relocation Compensation

In 2014, following the Board’s decision to have all of Boulder Brands’ senior management, including the position of Chief Financial Officer, resident in Boulder Brands’ new headquarters in Boulder, Colorado, in order to incent and facilitate Ms. Sacco’s move on the short timeframe desired by the Board from her previous principal place of employment in Boulder Brands’ New Jersey location to Boulder, the Board approved a relocation bonus and certain relocation benefits for Ms. Sacco, the payment of which is subject to certain conditions. The relocation bonus is payable in two installments (provided Ms. Sacco moved by September 2014) consisting of a $300,000 payment made in August 2014 and a second payment of $300,000 to be made in July 2015 as long as she remains an employee of Boulder Brands on the payment date. Subject to the terms and conditions of Boulder Brands’ general relocation program, Ms. Sacco is also entitled to reimbursement for (a) reasonable documented expenses related to the relocation of her family and household goods plus (b) temporary housing expenses incurred between July 2014 – July 2015. Ms. Sacco must repay any relocation bonus amounts she received if, prior to August 31, 2016, Ms. Sacco’s employment is terminated by Boulder Brands for Cause or she resigns without Good Reason (as such terms are defined in her Severance Agreement, more fully described under the heading “Potential Payments Upon Termination or a Change-In-Control).

Non-Qualified Deferred Compensation Plan

The Company sponsors a non-qualified deferred compensation plan that allows NEOs to defer compensation to a later date that otherwise would be paid when earned. The deferred compensation plan became effective as of January 1, 2008. None of our current NEOs made contributions to the deferred compensation plan in 2014 nor has an account balance as of the end of 2014.

Policy Regarding Recoupment of Compensation

The Stock Plan requires an employee who is terminated for cause to forfeit all awards previously granted to the employee retroactive to the date the employee first engaged in the conduct that was the basis for such termination. The Committee believes this provision is appropriate to avoid rewarding employees who engage in inappropriate behavior.

In addition, in March 2012, our Board adopted a recoupment policy under which our executive officers will be required, subject to the discretion of our independent directors, to repay to Boulder Brands incentive bonuses they receive in the future based on financial results that subsequently (within three years of the original payment) become the subject of a restatement due to material noncompliance by Boulder Brands with any financial reporting requirement, regardless of any finding of misconduct. When final regulations with respect to recoupment policies are promulgated under the Dodd-Frank Act, we will revisit this policy and amend it as required by such final regulations.

Stock Ownership Guidelines

To further align the interests of our directors and executive officers and with the interests of our stockholders, the Board has adopted stock ownership guidelines under which each of our executive officers are required to maintain, within four years of becoming subject to the policy, vested equity holdings with a value equal to at least, in the case of our chief executive officer, six times his annual base salary and, in the case of our other executive officers, three times the executive’s annual base salary. Each of our named executive officers who was serving is such position at the time the policy was adopted in March 2012 is currently on track and anticipated to be in compliance as of December 31, 2015.

No Hedging

All employees, including our executive officers, are prohibited from effecting hedging or similar monetization transactions with respect to the shares of Boulder Brands.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) generally disallows a tax deduction to public corporations for compensation paid to a company’s chief executive officer and the next three highest paid officers (excluding the chief financial officer) over $1,000,000 in any fiscal year. However, the disallowance of tax deductions does not apply to certain qualifying performance-based compensation.

The Committee reviews all of its compensation plans and agreements at least annually as they relate to Section 162(m) of the Code. Our Stock Plan, which was last approved by our stockholders in February 2011, and the Incentive Program, which was last approved by our stockholders in May 2010, were designed to enable (but not require) the Committee to make future awards qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. We are asking stockholders to approve amended and restated versions of both these plans as part of this proxy statement to enable (but not require) the Committee to make future awards qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. See Items 3 and 4, below, for more information.

We have structured our annual cash incentive awards under the Incentive Program and all of our stock options with the belief that these awards and grants meet the exception to this limitation for “performance-based compensation,” as defined in Section 162(m) of the Code, so that these amounts should be fully deductible for income tax purposes. However, the rules and regulations promulgated under Section 162(m) of the Code are complicated and may change from time to time, sometimes with retroactive effect. Therefore, there can be no guarantee that any incentive compensation award intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code will so qualify. In addition, the Committee may in the future decide to make incentive awards that do qualify for a deduction under 162(m) if the Committee believes it to be in the best interest of Boulder Brands.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Sincerely,

Benjamin Chereskin, Chairman

Gerald J. Laber

James. E. Lewis

Thomas K. McInerney

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table for the Fiscal Year Ended December 31, 2014

The following table summarizes the compensation of our NEOs for the fiscal years ended December 31, 2012, 2013 and 2014. We refer to these individuals as our “named executive officers” or our “NEOs.”

Name and Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Stephen B. Hughes	2014	900,000	—		—	—	—	—	—	900,000
Chairman and CEO	2013	765,750	200,000		—	—	689,175	—	—	1,654,925
	2012	721,000	—		3,238,650	2,344,450	836,360	—	—	7,140,460

James B. Leighton	2014	600,000	500,000	(5)	1,670,900	1,206,000	—	—	129,210	4,106,110
Chief Operating Officer	2013	251,889	1,000,000		—	2,105,000	108,000	—	23,412	3,488,301

Christine Sacco	2014	400,000	—		—	—	—	—	333,640	733,640
Chief Financial Officer	2013	362,500	—		—	—	190,025	—	12,750	565,275
	2012	300,000	—		—	1,073,858	162,690	—	27,001	1,563,549

TJ McIntyre	2014	325,000	—		—	361,800	—	—	13,000	699,800
Executive Vice President/General Manager, Natural Brands	2013	275,000	—		—	—	123,750	—	12,750	411,500

Duane Primozich	2014	300,000	—		—	950,714	—	—	13,000	1,263,714
Executive Vice President/General Manager, Balance Brands

Norman Matar	2014	450,000	—		—	—	—	—	13,000	463,000
Former Chief Legal Officer and Corporate Secretary	2013	402,188	—		—	—	211,359	—	12,750	626,297
	2012	386,250	—		1,052,000	—	224,025	—	22,856	1,685,131

(1)	The amounts in this column represent the grant date fair value of the RSU awards calculated in accordance with FASB ASC Topic 718. The grant date fair values have been determined based on the assumptions and methodologies set forth in the consolidated financial statements included in Boulder Brands’ annual report on Form 10-K (Note 11, Stock-Based Compensation).
(2)	The amounts in this column represent the grant date fair value of stock option awards calculated in accordance with FASB ASC Topic 718. The grant date fair values have been determined based on the assumptions and methodologies set forth in Boulder Brands’ 2014 consolidated financial statements included in Boulder Brands’ annual report on Form 10-K (Note 11, Stock-Based Compensation). The fair value of stock options will likely vary from the actual value the holder receives because the actual value depends on the number of options exercised and the market price of our stock on the date of exercise.
(3)	Since threshold performance goals were not met, no amount of annual bonus compensation was earned by the named executive officers for 2014.
(4)	Amounts in 2014 for each of Mr. Leighton, Ms. Sacco, Mr. McIntyre, Mr. Primozich and Mr. Matar consist of $13,000 attributable to Boulder Brands’ matching 401(k) contribution. In addition, the amount for Mr. Leighton includes $116,210 in expenses in connection with his relocation to Boulder, Colorado and the amount for Ms. Sacco includes a cash payment of $300,000 and $20,640 in expenses, both in connection with her relocation to Boulder, Colorado.
(5)	The bonus amount for Mr. Leighton represents the second payment of Mr. Leighton’s sign-on bonus, paid in January 2014, pursuant to his offer letter dated October 7, 2013.

Grants of Plan-Based Awards in 2014

For more information about our Incentive Program and our Stock Plan, see the section entitled “Executive Compensation Discussion and Analysis” included elsewhere in this proxy statement. The table below displays the grants of plan based awards made to our NEOs in 2014.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Stephen B. Hughes		0	900,000	1,800,000
James B. Leighton		0	480,000	960,000
	1/15/2014				110,000			1,670,900
	1/15/2014					150,000	15.19	1,206,000
Christine Sacco		0	320,000	640,000
TJ McIntyre		0	167,500	335,000
	1/15/2014					45,000	15.19	361,800
Duane Primozich		0	167,500	335,000
	1/15/2014					118,248	15.19	950,714
Norman Matar		0	360,000	720,000

(1)	Represents threshold, target and maximum possible payouts for 2014 under the base plan and supplemental plan pursuant to the Incentive Program. As set forth in the Summary Compensation Table, our NEOs did not receive an annual bonus amount in 2014 under the Incentive Program.

Outstanding Equity Awards at 2014 Year-End

The following table sets forth the outstanding equity awards held by our NEOs at December 31, 2014.

	Options							RSU Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Equity incentive plan awards: Number of unearned units that have not vested (#)		Equity Incentive plan awards: Market or payout value of unearned units that have not vested ($)
Stephen B. Hughes	1,125,000	0		375,000	(1)(2)	$9.85	5/21/17
	750,000	0		0		$5.26	1/3/22
James B. Leighton	0	150,000	(3)	0		$15.19	1/15/24
	62,500	187,500	(4)	0		$15.91	10/7/23
	45,000	0		0		$7.69	8/7/18
	90,000	0		0		$9.00	8/14/17
								116,250	(5)	$1,285,725
Christine Sacco	50,000	50,000	(6)	0		$12.24	10/8/22
	88,653	88,652	(7)	0		$5.26	1/3/22
	54,521	18,174	(8)	0		$4.60	1/21/18
	50,000	0		0		$4.33	12/31/20

	Options							RSU Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Equity incentive plan awards: Number of unearned units that have not vested (#)		Equity Incentive plan awards: Market or payout value of unearned units that have not vested ($)
TJ McIntyre	0	45,000	(3)	0		15.19	1/15/24
	25,000	25,000	(9)	0		12.24	10/8/22
	25,000	25,000	(10)	0		6.65	4/2/22
	50,000	0		0		4.33	12/31/20
	30,000	0		0		6.90	5/3/20
	50,000	0		0		5.83	10/12/19
Duane Primozich	0	118,248	(3)	0		15.19	1/15/24
	12,500	12,500	(10)	0		6.65	4/2/22
	42,566	14,186	(8)	0		4.60	8/27/17
	50,000	0		0		4.33	12/31/20
	18,750	0		6,250	(1)	6.18	12/28/19
Norman Matar	150,000	0		0		$6.90	5/3/20
	450,000	0		150,000	(1)	9.58	1/7/18
								100,000	(11)	$1,106,000

(1)	These options will vest, if at all, when Boulder Brands’ common stock price closes at or above $20.25 for 20 out of 30 consecutive trading days.
(2)	Mr. Hughes transferred 425,000 options to Sunset Oasis Limited Partnership (the “Limited Partnership”), a Delaware limited partnership of which Mr. Hughes was then the sole limited partner. 1% of these options were transferred as a capital contribution to Hughes Enterprises, LLC (the “General Partner”), a Delaware limited liability company which is the general partner of the Limited Partnership and then by the General Partner as a capital contribution to the Limited Partnership. Mr. Hughes was the sole member of the General Partner at that time. Mr. Hughes then transferred 100% of his interests in the Limited Partnership by assigning as gifts (i) all rights in the General Partner to a sibling and (ii) all of his Limited Partnership interests to his three children and his three siblings in varying percentages.
(3)	The options are subject to time vesting in equal installments over the remaining four-year period on each of January 15, 2015, 2016, 2017 and 2018.
(4)	The options are subject to time vesting in equal installments over the remaining three-year period on each of October 7, 2015, 2016 and 2017.
(5)	Represents (a) 110,000 RSUs that are subject to time vesting in equal installments over the remaining four-year period on each of January 15, 2015 and October 7, 2015, 2016 and 2017; (b) 5,000 RSUs that are subject to time vesting in equal installments over the remaining two-year period on each of June 28, 2015 and 2016; and (c) 1,250 RSUs that are subject to time vesting with the last installment scheduled to vest on December 5, 2015.
(6)	The options are subject to time vesting in equal installments over the remaining two-year period on each of October 8, 2015 and 2016.
(7)	The options are subject to time vesting in equal installments over the remaining two-year period on each of January 3, 2015 and 2016.
(8)	The options are subject to time vesting, with the last installment scheduled to vest on March 23, 2015. These options were issued as replacement options pursuant to Boulder Brands’ option exchange program in 2011.
(9)	The options are subject to time vesting, in equal installments over the remaining two-year period on each of October 8, 2015 and 2016.

(10)	The options are subject to time vesting in equal installments over the remaining two-year period on each of April 2, 2015 and 2016.
(11)	The RSUs are subject to time vesting and are scheduled to vest on December 31, 2015.

Option Exercises and Stock Vested Table

The following table provides information about stock options that were exercised, if any, and RSUs that vested, if any, during 2014.

	Option Awards		RSUs
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Stephen B. Hughes			1,250	(1)	$12,763
James B. Leighton			2,500	(2)	$35,900
Christine Sacco
TJ McIntyre
Duane Primozich
Norman Matar

(1)	400 of these shares were withheld by the company to satisfy tax withholding obligations in connection with the settlement, such that Mr. Leighton actually received 850 shares and realized $8,679 on vesting.
(2)	800 of these shares were withheld by the company to satisfy tax withholding obligations in connection with the settlement, such that Mr. Leighton actually received 1,700 shares and realized $24,412 on vesting.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table displays equity compensation plan information as of December 31, 2014. For further information, see Note 11 to the Notes of our consolidated financial statements included in our Form 10-K for the year ended December 31, 2014 under the caption “Item 8—Financial Statements and Supplementary Data.”

	Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants, and rights*** (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:
Stock options	8,651,468	$8.43	523,452
Restricted stock units*	448,750	n/a	n/a
Equity compensation plans not approved by security holders**	2,993,500	12.23	930,000

Total	12,093,718	$9.40	1,453,452

*	Consists of restricted stock units issued under the Second Amended and Restated Smart Balance, Inc. Stock and Awards Plan. These units have no exercise price.

**	Consists of stock options granted under Boulder Brands’ Amended and Restated Inducement Award Plan and the 2012 Inducement Award Plan, which permits Boulder Brands to award stock options to individuals not previously an employee of Boulder Brands pursuant to Nasdaq Marketplace Rule 4350. Number of Securities remaining available has changed since December 31, 2014 due to additional forfeiture, resulting in 1,020,625 shares remaining available as of March 3, 2015.
***	Applies to stock options only.

Both the Amended and Restated Inducement Award Plan (Prior Inducement Plan) and the 2012 Inducement Award Plan (the “2012 Inducement Plan”) are sponsored by Boulder Brands (a) to promote the long-term growth and financial success of Boulder Brands; (b) to induce and attract outstanding officers and employees; and (c) to increase shareholder value. New awards are no longer granted under the Prior Inducement Plan. For both the Prior Inducement Plan and the 2012 Inducement Plan, an overview of the key provisions includes the following:

•	Provides for grants of nonqualified stock option incentives only for certain individuals who were not previously an employee or director of Boulder Brands or any of Boulder Brands’ subsidiaries, is offered employment (with an inducement award being part of such offer of employment) and subsequently becomes an employee of Boulder Brands or its subsidiaries;

•	Each participant enters into an option award agreement which sets forth the terms of the stock option award. Participation is discretionary, and awards are subject to approval by the Compensation Committee;

•	The Compensation Committee serves as administrator, having the authority to determine who should receive an award, the type and timing of awards, vesting schedules and other terms and conditions of awards, including any forfeiture provisions in the event of the participants separation from service;

•	The Compensation Committee also has the full authority to interpret the provisions of the plan and make all other determinations necessary or advisable for the administration of the plan;

•	The exercise price of each stock option awarded is set forth in the option award agreement for each participant. The exercise price per share must be not less than the fair market value of the common stock on the date of the option grant;

•	Except as otherwise stated in an option award agreement, all non-vested options will vest and become exercisable upon a Change of Control (as that term is defined in the relevant plan), and any

•	Except as otherwise stated in an option award agreement, and subject to the Compensation Committee’s discretion, the options granted under the plan are subject to certain forfeiture provisions in the event the participant incurs a separation from service;

•	The Compensation Committee has authority to fix the term of options, provided that the term may not be longer than ten years.

Potential Payments Upon Termination or a Change-In-Control

Payments Upon a Change of Control

The Company’s standard form of stock option award agreement and standard form of restricted stock unit agreement for those awards outstanding provide that all unvested stock options and restricted stock units will immediately vest upon a change of control (as defined in the Stock Plan and as described below).

In addition, pursuant to the Incentive Program, each of the NEOs would be entitled to receive a payment upon a change of control in respect of his or her bonus under the annual plan and supplemental plan in an amount equal to the greatest of (i) the target bonus as in effect on the termination date, (ii) the actual bonus amount earned by the executive under Boulder Brands’ bonus program for the fiscal year prior to the fiscal year in which the termination occurs and (iii) the actual bonus amount earned by the executive under Boulder Brands’ bonus program for the fiscal year in which the termination occurs, in each case, reduced by the amount paid for the first half of the year, if any. In addition, any bonus opportunity subject to the Prior Year Holdback would immediately be deemed earned and payable. Also pursuant to the Incentive Program, as a participant in the long term program, Mr. Hughes would be entitled to receive the greater of (i) his target bonus amount under the long term program for any performance period in which the change in control occurs; or (ii) his long term bonus for the performance period in which the change of control occurs determined in accordance with how performance is measured under the plan generally for the period beginning at the start of the performance period and ending on the date of the change in control.

Payments Upon Termination

Change of Control Agreements

We have previously entered into a change of control agreement with each of the NEOs. The agreements were revised in August 2008 to better align the agreements with the interests of stockholders and again effective March 27, 2010 to bring these existing agreements into compliance with Sections 162(m) and 409A of the Code. The agreements expire on December 31 of each year (unless a change of control occurs) and automatically renew for successive one-year terms unless either party gives notice of non-renewal within 90 days before the end of the current term. The following describes the compensation that will be payable to our executive officers on termination under these agreements within 24 months following a change of control provided that the executive executes a release of Boulder Brands for claims the executive may have against Boulder Brands or its affiliates.

If we terminate the executive for “cause” or the executive terminates his employment without “good reason,” the executive officer will receive only accrued compensation through the date of termination. If the executive’s employment is terminated due to death or disability, the executive officer will receive accrued compensation through the date of termination plus a specified percentage of base salary and reimbursement for premiums for COBRA coverage for the executive, the executive’s spouse and dependants for a maximum of eighteen months. For 2014, the percentage of base salary to which the executive would be entitled is equal to 100% for Mr. Hughes, 80% for Mr. Leighton, and 50% for Ms. Sacco, Mr. Matar, Mr. Primozich and Mr. McIntyre, which are the annual bonus target percentages that were applicable to each executive when the change in control agreements were executed with each executive officer. The payments described in this paragraph will be paid in a lump sum within 15 days after the later of the executive’s termination or the executive’s separation from service, unless the payment is deferred six months in order to comply with Section 409A of the Code.

If the executive’s employment is terminated for any reason other than as described in the preceding paragraph, the executive will receive (i) accrued compensation through the date of termination; (ii) an amount equal to, in the case of Messrs. Hughes and Leighton, two times the sum of base salary plus a Bonus Amount (as defined below) or, in the case of Ms. Sacco, Mr. Matar, 1.5 times the sum of base salary plus a Bonus Amount or, in the case of Mr. McIntyre and Mr. Primozich, 1.0 times the sum of base salary plus a Bonus Amount; and (iii) reimbursement for premiums for COBRA coverage for the executive, the executive’s spouse and dependants for a maximum of eighteen months. Bonus Amount is defined under the change of control agreements as the greatest of (i) a specified percentage of the executive’s base salary as set forth in the change of control agreement (described in the paragraph above); (ii) the actual bonus amount earned by the executive under Boulder Brands’ bonus program for the fiscal year prior to the fiscal year in which the termination occurs; and (iii) the actual bonus amount earned by the executive under Boulder Brands’ bonus program for the fiscal year in which the termination occurs. The payments described in this paragraph, with the exception of COBRA coverage, will be paid in a lump sum. COBRA coverage will be paid directly by Boulder Brands or Boulder Brands will reimburse the executive over the term of coverage. The executive would also be entitled to such benefits if he were terminated involuntarily (other than for cause) within six months prior to a change of control.

If payments we make in connection with a change of control would be subject to the excise tax on “excess parachute payments” imposed by Section 4999 of the Code, the payments to the executive will be “grossed-up”

to cover excise taxes if they exceed $100,000. This “gross-up” provision has always been included in the change of control agreements, which have not been altered in any material way since 2008.

“Cause” means any of the following, as determined by our board of directors, in its sole discretion: (a) fraud or intentional misrepresentation, (b) embezzlement, misappropriation or conversion of assets or opportunities of Boulder Brands, (c) acts or omissions that are in bad faith or constitute gross negligence or willful or reckless misconduct or (d) conviction, plea of guilty or nolo contendere, or judicial determination of civil liability, based on a federal or state felony or serious criminal or civil offense.

“Good reason” means any one or more of the following conditions, but only if (x) the condition was not consented to by the executive in advance or subsequently ratified by the executive in writing, (y) the condition remains in effect thirty days after the executive gives written notice to the board of directors of the executive’s intention to terminate employment for good reason, which notice specifically identifies such condition and (z) the executive gives the notice referred to in (y) above within ninety days of the initial existence of such condition:

(i)	any material diminution of the executive’s authority, duties or responsibilities;

(ii)	any material diminution in the authority, duties or responsibilities of the officer to whom the executive is required to report, including the requirement that the executive report to a corporate officer or employee rather than to the board of directors;

(iii)	a material diminution of the executive’s base compensation;

(iv)	a material diminution in the budget over which the executive retains authority;

(v)	a material change in the geographic location at which the executive must perform the executive’s duties and responsibilities; and

(vi)	any other action or inaction by Boulder Brands that constitutes a material breach of the change of control agreement or any other agreement pursuant to which the executive provides services to Boulder Brands.

In determining whether the executive has grounds to terminate employment for good reason, the executive’s assertion of the existence of good reason is assumed correct unless Boulder Brands establishes by clear and convincing evidence that good reason does not exist.

“Change of control” means the occurrence of any of the following events with respect to Boulder Brands:

(i)	any person (other than an exempt person) acquires securities of Boulder Brands representing fifty percent or more of the combined voting power of Boulder Brands’ then outstanding voting securities;

(ii)	any person acquires, during the 12-month period ending on the date of the most recent acquisition, securities of Company representing at least thirty percent of Company’s then outstanding voting securities;

(iii)	a majority of the members of the board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors serving immediately prior to such appointment or election; or

(iv)	any person, during the 12-month period ending on the date of the most recent acquisition, acquires assets of Company having a total gross fair market value equal to or more than forty percent of the total gross fair market value of Company’s assets immediately before such acquisition or acquisitions;

but only if the applicable transaction otherwise constitutes a “change in control event” for purposes of Section 409A of the Code and Treas. Reg. §1.409A-3(i)(5).

Severance Agreements

The Company has also entered into severance agreements with each of the NEOs that provide generally the same benefits in the event of the executive’s termination without “cause” or for “good reason” at any time during the term of the agreement, regardless of whether or not there is a change of control. The severance benefits that the executive will be entitled to receive would include generally (a) a lump sum payment in an amount equal to, in the case of Mr. Hughes and Mr. Leighton, two times the sum of his base salary then in effect plus the Bonus Amount, or, in the case of Ms. Sacco, Mr. Matar, 1.5 times the sum of his or her base salary then in effect plus the Bonus Amount or, in the case of Mr. McIntyre and Mr. Primozich, 1.0 times the sum of his base salary then in effect plus the Bonus Amount, and (b) reimbursement for premiums for COBRA coverage for a maximum of eighteen months. The executive would not generally be entitled to these severance benefits in the event that the executive is entitled to benefits under his change of control agreement (and in no event shall the executive be entitled to severance benefits under both agreements). The definitions of “cause,” “good reason” and “Bonus Amount” are substantially the same in the severance agreements as in the change of control agreements. The severance agreements also provide for the same benefits as the change of control agreements in the case of termination due to death or disability.

Equity Awards

All of the equity awards that are currently unvested provide for accelerated vesting upon the termination of the award holder’s employment as a result of his or her death or disability. In addition, with respect to the RSUs granted to Mr. Matar in 2012 and the RSUs granted to Mr. Leighton in 2014, any unvested RSUs would vest in the event of a termination of employment by Boulder Brands without “cause” or a termination of employment by the executive for “good reason.” The definitions of “cause” and “good reason” are substantially the same as in the change of control agreements.

The following table illustrates the additional compensation that we estimate would be payable to each of our NEOs on termination of employment under each of the circumstances described above, assuming the termination occurred on December 31, 2014 and, where applicable, the change of control also occurred on December 31, 2014 at a deal price equal to $11.06 per share, the fair market value of a share of Boulder Brands’ common stock on that date. The amounts shown are estimates and do not necessarily reflect the actual amounts that these individuals would receive:

Name	Base Salary Multiple	Base Salary X Multiple ($)	Bonus Amount X Multiple ($)(1)	Pro-Rata Bonus ($)(2)	COBRA Benefits ($)(3)	Equity Acceleration ($)(4)	Tax Gross- Up ($)(5)	Total ($)
Termination by Company With Cause or by the Executive Without Good Reason:
Stephen B. Hughes	—	—	—	—	—	—	—	—
James B. Leighton	—	—	—	—	—	—	—	—
Christine Sacco	—	—	—	—	—	—	—	—
TJ McIntyre	—	—	—	—	—	—	—	—
Duane Primozich	—	—	—	—	—	—	—	—
Norman Matar	—	—	—	—	—	—	—	—
Death or Disability:
Stephen B. Hughes	—	—	$900,000	—	$30,186	$453,750	—	$1,383,936
James B. Leighton	—	—	$480,000	—	$29,880	$208,972	—	$718,852
Christine Sacco	—	—	$200,000	—	$30,078	$34,861	—	$264,939
TJ McIntyre	—	—	$167,500	—	$22,464	$10,402	—	$200,366
Duane Primozich	—	—	$167,500	—	$22,464	$37,653	—	$227,617
Norman Matar	—	—	$225,000	—	$20,466	$309,547	—	$555,013

Name	Base Salary Multiple		Base Salary X Multiple ($)	Bonus Amount X Multiple ($)(1)	Pro-Rata Bonus ($)(2)	COBRA Benefits ($)(3)	Equity Acceleration ($)(4)	Tax Gross- Up ($)(5)	Total ($)
Termination Without Cause or by the Executive for Good Reason:
Stephen B. Hughes	(2.0x	)	$1,800,000	$1,800,000	$900,000	$30,186	—	—	$4,530,186
James B. Leighton	(2.0x	)	$1,200,000	$960,000	$480,000	$29,880	$208,972	—	$2,878,852
Christine Sacco	(1.5x	)	$600,000	$300,000	$320,000	$30,078	—	—	$1,250,078
TJ McIntyre	(1.0x	)	$335,000	$167,500	$167,500	$22,464	—	—	$692,464
Duane Primozich	(1.0x	)	$335,000	$167,500	$167,500	$22,464	—	—	$692,464
Norman Matar	(1.5x	)	$675,000	$337,500	$360,000	$20,466	$128,047	—	$1,521,013
Termination without Cause or by the Executive for Good Reason in connection with a Change in Control:
Stephen B. Hughes	(2.0x	)	$1,800,000	$1,800,000	$900,000	$30,186	$453,750	—	$7,983,936
James B. Leighton	(2.0x	)	$1,200,000	$960,000	$480,000	$29,880	$208,972	$1,022,950	$3,905,464
Christine Sacco	(1.5x	)	$600,000	$300,000	$320,000	$30,078	$34,861	—	$1,284,939
TJ McIntyre	(1.0x	)	$335,000	$167,500	$167,500	$22,464	$10,402	—	$702,866
Duane Primozich	(1.0x	)	$335,000	$167,500	$167,500	$22,464	$37,653	—	$730,117
Norman Matar	(1.5x	)	$675,000	$337,500	$360,000	$20,466	$309,547	—	$1,702,513

(1)	The Bonus Amount for each executive as of December 31, 2014 is the product of the relevant percentage of the executive’s base salary as applicable to his or her severance or change in control agreement, as relevant, and such executive’s annual base salary as of December 31, 2014.
(2)	Assuming a change of control occurred on December 31, 2014, pursuant to the terms of the Incentive Program, each of the NEOs would have received his or her full 2014 target bonus.
(3)	Assuming the COBRA benefits continue for a period of 18 months following December 31, 2014.
(4)	Values attributable to the acceleration of unvested options and RSUs based on a share price of $11.06.
(5)	Values based on calculations pursuant to guidance for section 280G of the Code based on the assumptions set forth above.

Director Compensation for 2014

For 2014, we paid the following fees to our non-employee directors: (i) an annual retainer of $60,000 to each of our non-employee directors; (ii) an additional annual retainer of $15,000 to the non-employee directors who chair our compensation, finance and governance committees and an additional annual retainer of $25,000 to the chairman of our audit committee; (iii) an additional $35,000 to our lead director; and (iv) an annual retainer of $10,000 for members (other than the chairman) of the compensation, finance, and audit committees and an annual retainer of $7,500 for members (other than the chairman) of the governance committee. All retainer fees are pro-rated for non-employee directors serving less than an entire year.

The following table summarizes the compensation paid to our directors in 2014. Please refer to the preceding tables for compensation paid to our executive officers who are also directors as of the end of the 2014.

Name	Fees Paid in Cash ($)	RSU Awards ($)(1)	All Other Compensation ($)	Total ($)
Benjamin D. Chereskin	$87,278	$147,200	—	$234,478
R. Dean Hollis	$112,500	$147,200	—	$259,700
Gerald J. “Bud” Laber	$102,500	$147,200	—	$249,700
James E. Lewis	$95,000	$147,200	—	$242,200
Thomas K. McInerney	$95,000	$147,200	—	$242,200

(1)	The amounts represent the grant date fair value for each RSU granted on 9/17/14 with respect to Mr. Chereskin, Mr. Hollis, Mr. Laber, Mr. Lewis and Mr. McInerney, calculated in each case in accordance with FASB ASC Topic 718. The grant date fair values have been determined based on the assumptions and methodologies set forth in the consolidated financial statements included in Boulder Brands’ annual report on Form 10-K (Note 11, Stock-Based Compensation).

The following table shows the number of stock options and RSUs held by each director (other than Mr. Hughes and Mr. Leighton) as of December 31, 2014:

	Option Awards					RSU Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of RSUs		Market Value of RSUs
Benjamin D. Chereskin						10,000	(1)	$110,600
	—	—	—	—	—	7,500	(2)	$82,950
R. Dean Hollis						10,000	(1)	$110,600
	—	—	—	—	—	7,500	(3)	$82,950
	—	—	—	—	—	5,000	(4)	$55,300
	—	—	—	—	—	6,250	(5)	$69,125
Gerald J. “Bud” Laber	45,000	0	—	$7.69	8/07/18	—		—
	90,000	0	—	$9.85	5/21/17	—		—
						10,000	(1)	$110,600
						7,500	(3)	$82,950
	—	—	—	—	—	5,000	(4)	$55,300
	—	—	—	—	—	1,250	(5)	$13,825
James E. Lewis	45,000	0	—	$7.69	8/07/18	—		—
	90,000	0	—	$9.85	5/21/17	—		—
						10,000	(1)	$110,600
	—	—	—	—	—	7,500	(3)	$82,950
	—	—	—	—	—	5,000	(4)	$55,300
	—	—	—	—	—	1,250	(5)	$13,825
Thomas K. McInerney						10,000	(1)	$110,600
	—	—	—	—	—	7,500	(3)	$82,950
	—	—	—	—	—	5,000	(4)	$55,300
	—	—	—	—	—	6,250	(5)	$69,125

(1)	The RSUs are subject to time vesting in four equal installments over the remaining four-year period on each of September 17, 2015, 2016, 2017 and 2018.
(2)	The RSUs are subject to time vesting in three equal installments on each of October 7, 2015, 2016 and 2017.
(3)	The RSUs are subject to time vesting in three equal installments on each of September 23, 2015, 2016 and 2017.
(4)	The RSUs are subject to time vesting in two equal installments over the remaining two-year period on each of June 28, 2015 and 2016.
(5)	The RSUs are subject to time vesting with the remaining installment vesting on September 28, 2015.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Executive officers, directors and certain persons who own more than 10% of the outstanding shares of our common stock are required by Section 16(a) of the Exchange Act and related regulations to file reports of their ownership of common stock with the SEC and to furnish us with copies of the reports. Based upon our review of these reports filed in 2014, Boulder Brands believes that Messrs. Chereskin, Hollis, Laber, Lewis, and McInerney each unintentionally made one Form 4 filing after the required deadline in connection with a grant of restricted stock units made in September 2014.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Policies and Procedures of the Audit Committee

The Audit Committee has adopted written policies and procedures to review and approve or ratify related party transactions involving Boulder Brands. For purposes of this policy, a related party transaction is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) involving Boulder Brands, any of its executive officers, directors, or 5% or more stockholders or any of their immediate family members in which the aggregate amount involved (including any interest payable with respect to indebtedness) will or may be expected to exceed $120,000 (except that there is no $120,000 threshold for members of the Audit Committee).

Under the policy, any potential related party transaction is to be reviewed by the chair of the Audit Committee, or his designee, to determine whether the potential transaction is a related party transaction that is required to be approved or ratified by the Audit Committee. The Audit Committee will review all related party transactions and approve or disapprove such transaction. In determining whether to approve or ratify a related party transaction, the Audit Committee shall consider:

•	whether the transaction is on terms no less favorable to Boulder Brands than terms generally available from an unrelated third party;

•	the extent of the related party’s interest in the transaction;

•	in the case of a transaction involving an executive officer or director, whether the transaction would interfere with the performance of the officer’s or director’s duties to Boulder Brands;

•	in the case of a transaction involving a non-employee director, whether the transaction would disqualify the director from being deemed independent or serving on the Audit Committee, Compensation Committee or other committee of the Board of Directors; and

•	such other factors that the Audit Committee deems appropriate under the circumstances.

Any director who is a related person with respect to a transaction under review may not participate in the discussion or approval of the transaction, other than providing all material information concerning the transaction. A copy of the related party transaction policies and procedures is available on our website at www.boulderbrands.com.

Transactions with Related Persons

In accordance with the requirements of Item 404 of Regulation S-K, in 2014, the following transactions have been identified as related person transactions, and were approved by the Audit Committee in accordance with the policies described above:

•	Caroline Hughes, the daughter of Boulder Brands’ former Chief Executive Officer, Stephen Hughes, was employed by Boulder Brands as our Director of Corporate Communications, reporting to our Senior Vice President for People, Marie Gambon. During 2014, she received total cash compensation of $99,614. For 2015, Ms. Hughes’ base salary was $91,800 and she was be eligible to receive a bonus of up to 30% of her base salary. She also held an option to purchase 15,000 shares of our common stock, subject to time-based vesting conditions. Henry Hughes, the son of Stephen Hughes, is employed by Boulder Brands as a Marketing Manager, and in 2014 was reporting to the Executive Vice President and General Manager of Natural Brands, TJ McIntyre. During 2014, he received total cash compensation of $92,485. For 2015, Mr. Hughes annual base salary is $86,700 and he will be eligible to receive a bonus up to 25% of his base salary. He also holds an option to purchase 12,500 shares of our common stock, subject to time-based vesting conditions.

•	Stephen Feldhaus, the brother-in-law of Stephen Hughes, Boulder Brands’ former Chief Executive Officer, has been engaged by Boulder Brands through an agreement with Feldhaus Law Group, P.C. to administer Boulder Brands’ wealth management program for certain officers and key employees. Under the arrangement between Boulder Brands and Mr. Feldhaus, Mr. Feldhaus received $135,000 in 2014 for this service, and reports to our Senior Vice President for People, Marie Gambon.

Compensation Committee Interlocks and Insider Participation

Benjamin D. Chereskin, Gerald J “Bud” Laber, James E. Lewis and Thomas K. McInerney served as members of Boulder Brands’ Compensation Committee during 2014. No current member of the Compensation Committee is a current or former executive officer or employee of Boulder Brands (nor was any member of the Compensation Committee a current or former executive officer or employee of Boulder Brands while serving in such role), and no current member of the Compensation Committee had any relationships requiring disclosure by Boulder Brands under the SEC’s rules requiring disclosure of certain related-party transactions. None of Boulder Brands’ executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, an executive officer of which served as a director or member of Boulder Brands’ Compensation Committee during 2014.

AUDIT COMMITTEE REPORT

Management is responsible for our internal controls and financial reporting process. Our independent accountants for 2014, E&Y, are responsible for performing an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing their report. The audit committee’s responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the audit committee met with management and the independent accountants to review and discuss the financial statements for the year ended December 31, 2014. The audit committee also discussed with the independent accountants the matters required by Statement on Auditing Standards No. 61, as amended. The audit committee also received written disclosures from the independent accountants mandated by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and the audit committee discussed with the independent accountants that firm’s independence.

Based upon the audit committee’s discussions with management and the independent accountants, and the audit committee’s review of the representations of management and the independent accountants, the audit committee recommended that the board of directors include Boulder Brands’ audited financial statements in its annual report on Form 10-K for the year ended December 31, 2014 filed with the Securities and Exchange Commission.

Sincerely,

Gerald J. Laber, Chairman

James E. Lewis

R. Dean Hollis